As filed with the Securities and Exchange Commission on May , 2015

Registration No. 333-199020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PENNTEX MIDSTREAM PARTNERS, LP
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**4922**	**47-1669563**
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

11931 Wickchester Ln., Suite 300
Houston, TX 77043
(832) 456-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stephen M. Moore
11931 Wickchester Ln., Suite 300
Houston, TX 77043
(832) 456-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ryan J. Maierson	**Douglas E. McWilliams**
Debbie P. Yee	**Alan Beck**
Latham & Watkins LLP	**Vinson & Elkins L.L.P.**
811 Main Street, Suite 3700	**1001 Fannin, Suite 2500**
Houston, Texas 77002	**Houston, Texas 77002**
(713) 546-5400	**(713) 758-3613**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Proposed Maximum Aggregate Offering Price(1)**	**Amount of Registration Fee(2)(3)**
Common units representing limited partner interests	$271,687,500	$31,571

(1) Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.
(3) The Registrant previously paid $19,320 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY __, 2015

PRELIMINARY PROSPECTUS

PennTex Midstream Partners, LP



11,250,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of 11,250,000 common units representing limited partner interests of PennTex Midstream Partners, LP. No public market currently exists for our common units.

We have applied to list our common units on the NASDAQ Global Market under the symbol "PTXP."

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 22 of this prospectus. These risks include the following:

- Because we have a limited operating history and have generated minimal revenues and operating cash flows, you may have difficulty evaluating our ability to pay cash distributions to our unitholders and our ability to successfully implement our business strategy.
- We are currently constructing a significant portion of our initial assets and, if we experience any construction delays or cost increases or are unable to complete the construction of these initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.
- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.
- Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource's natural gas production, any development that materially and adversely affects Memorial Resource's operations, financial condition or market reputation could have a material and adverse impact on us.
- Because of the natural decline in production from existing wells, our success depends, in part, on Memorial Resource's ability to replace declining production and our ability to secure new sources of natural gas from Memorial Resource or other third parties.
- PennTex Midstream Partners, LLC, our general partner and their respective affiliates have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- You will experience immediate dilution in tangible net book value of $15.21 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our cash available for distribution to our unitholders would be substantially reduced.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)(1)	$	$

(1) Excludes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable to Citigroup Global Markets Inc. and Barclays Capital Inc. Please read "Underwriting."

We have granted the underwriters the option to purchase 1,687,500 additional common units on the same terms and conditions set forth above if the underwriters sell more than 11,250,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2015.

Citigroup   **Barclays**
RBC Capital Markets   **Wells Fargo Securities**
Deutsche Bank Securities   **J.P. Morgan**   **SunTrust Robinson Humphrey**   **Tudor, Pickering, Holt & Co.**

Prospectus dated   , 2015

- "NGP" are to Natural Gas Partners, a family of private equity investment funds organized to make direct equity investments in the natural resources sector, including the funds invested in PennTex Development;

- "PennTex Development" or our "parent" are to PennTex Midstream Partners, LLC, a Delaware limited liability company, and its subsidiaries. PennTex Development is owned by NGP and certain members of our management team and will own 92.5% of our general partner's outstanding membership interests, an approximate 40.4% limited partner interest in us and 92.5% of our incentive distribution rights following the completion of this offering and the related formation transactions. Louisiana Midstream, LLC, a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, owns preferred units in PennTex Development, which will be automatically exchanged by PennTex Development into 1,803,942 of our common units upon the completion of this offering and the related formation transactions;

- "PennTex Management" are to PennTex Midstream Management Company, LLC, a Delaware limited liability company and wholly owned subsidiary of our parent;

- "PennTex NLA" are to PennTex NLA Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of our parent;

- "PennTex Operating" are to PennTex North Louisiana, LLC, a Delaware limited liability company, and its subsidiaries. PennTex Operating is a joint venture in which PennTex Development indirectly (through PennTex NLA) owns a 62.5% membership interest and MRD WHR LA directly owns the remaining 37.5% membership interest. Following the completion of this offering and the related formation transactions, PennTex Operating will be our wholly owned subsidiary;

- "PennTex Permian" are to PennTex Permian, LLC, a Delaware limited liability company and subsidiary of our parent;

- "Memorial Resource" are to Memorial Resource Development Corp. (NASDAQ: MRD), a Delaware corporation, and its wholly owned subsidiaries, including MRD Operating;

- "MRD WHR LA" are to MRD WHR LA Midstream LLC, a Delaware limited liability company and affiliate of NGP that will own 7.5% of our general partner's outstanding membership interests, an approximate 27.0% limited partner interest in us and 7.5% of our incentive distribution rights following the completion of this offering and the related formation transactions; and

- "MRD Operating" are to MRD Operating LLC, a Delaware limited liability company that owns and operates Memorial Resource's interest in the Terryville Complex.

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and related notes contained herein, before investing in our common units. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), (2) unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised and (3) the delivery by PennTex Development of 1,803,942 common units that it will receive from us in connection with the formation transactions to the holder of its preferred units to satisfy the automatic exchange of such preferred units into our common units upon the completion of this offering. In addition, we refer to the transactions set forth in "—Our Formation Transactions" as the formation transactions. You should read "Risk Factors" beginning on page 22 of this prospectus for more information about important risks that you should consider carefully before investing in our common units. We include a glossary of some of the terms used in this prospectus in Appendix B.

Overview

We are a growth-oriented limited partnership focused on owning, operating, acquiring and developing midstream energy infrastructure assets in North America. Our parent, PennTex Development, was formed by NGP and members of our management team to develop a multi-basin midstream growth platform with an initial focus on organic growth projects in partnership with oil and natural gas producers affiliated with NGP. We intend to leverage our relationships with NGP and our parent with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins throughout North America.

Following the completion of this offering, we will provide natural gas gathering and processing and residue gas and NGL transportation services to producers in the Terryville Complex in northern Louisiana. Initially, we will provide these services primarily to Memorial Resource (NASDAQ: MRD), an NGP-affiliated independent natural gas and oil company focused on the development of liquids-rich natural gas opportunities in the Terryville Complex. Under an area of mutual interest and exclusivity agreement, or the AMI and Exclusivity Agreement, we have the exclusive right to develop, own and operate midstream assets and to provide midstream services to support Memorial Resource's growing production in northern Louisiana (other than production subject to existing third-party commitments).

Our initial assets are being developed in two phases. We expect that the first phase of development, which we refer to as Phase I, will be completed in May 2015 and will include the Lincoln Parish Plant, a 200 MMcf/d design-capacity cryogenic natural gas processing plant, and related natural gas gathering and residue gas transportation pipelines. We expect that the second phase of development, which we refer to as Phase II, will be completed in October 2015 and will increase our natural gas processing capacity to 400 MMcf/d through the addition of the Mt. Olive Plant, a 200 MMcf/d design-capacity cryogenic natural gas processing plant, and add pipeline capacity to transport NGLs and incremental volumes of residue gas. In addition to the development of our initial assets, we expect to pursue other opportunities for organic development and growth as producers in our region continue to increase production.

Our initial assets are supported by 15-year, fee-based commercial agreements with Memorial Resource, including gathering and processing agreements containing escalating minimum volume commitments. Our gathering agreement also provides for firm capacity reservation payments based on available gathering system capacity. Upon the completion of the Lincoln Parish Plant, the minimum volume commitments under our gathering and processing agreements will be 115,000 MMBtu/d, or 50% of the design capacity of the Lincoln Parish Plant. The minimum volume commitments under our gathering and processing agreements will increase to 345,000

1

- *PennTex Residue Gas Pipeline*: a one-mile, 24" residue natural gas header with at least 400 MMcf/d of capacity that will provide market access for residue natural gas from the Lincoln Parish Plant for delivery to third party pipelines, including pipelines that provide access to the Perryville Hub and other markets in the Gulf Coast region.

We expect that our Phase II assets will commence commercial operations in October 2015 and will consist of the following:

- *Mt. Olive Plant*: a 200 MMcf/d design-capacity cryogenic natural gas processing plant under development near Ruston, Louisiana with on-site liquids handling facilities for inlet gas;

- *PennTex NGL Pipeline*: a 40-mile NGL pipeline, consisting of 27 miles of 10" pipeline and 13 miles of 8" pipeline, with a total capacity of over 36,000 barrels per day, which will connect our processing plants to third-party pipelines and will provide a Mont Belvieu-based market for NGLs produced from our processing plants; and

- *PennTex Residue Gas Extension*: a 14-mile, 24" residue natural gas pipeline with at least 400 MMcf/d of capacity, which will provide market access for residue natural gas from the Mt. Olive Plant to the same delivery point as the PennTex Residue Gas Pipeline.

We refer to the Lincoln Parish Plant and the Mt. Olive Plant collectively as our processing plants. In addition, references to the PennTex Residue Gas Pipeline include the PennTex Residue Gas Extension following its in-service date.

We anticipate that the remaining expansion capital expenditures required for the completion of our initial assets, including accrued payables from PennTex Development, will be approximately $178.8 million. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. We expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility. Once all of our initial assets are operational, we expect to operate the Phase I assets and the Phase II assets as a single integrated system to optimize the gathering, processing and transportation services that we provide to Memorial Resource and any other customers in northern Louisiana.

Our Relationship with Memorial Resource

Memorial Resource

Memorial Resource is a NGP-affiliated company engaged in the exploitation, development and acquisition of oil and natural gas properties. A substantial majority of Memorial Resource's developed acreage is in the Terryville Complex of northern Louisiana, where Memorial Resource targets overpressured, liquids-rich natural gas opportunities in multiple zones in the Cotton Valley formation.

The Cotton Valley formation is a prolific natural gas play characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The Cotton Valley formation has been undergoing rapid redevelopment by producers using advanced horizontal drilling and completion techniques that have led to the development of approximately 575 horizontal wells in the formation since 2005. The Terryville Complex in the Cotton Valley formation in particular provides multiple zones of highly productive, liquids-rich geology, which we believe offers Memorial Resource and other producers attractive economic opportunities in a variety of commodity price environments. Memorial Resource commenced a horizontal drilling program in 2011 and ultimately shifted its operational focus to full-scale horizontal redevelopment in 2013.

Memorial Resource owned approximately 81,012 gross (68,032 net) acres in the Terryville Complex as of December 31, 2014, after giving pro forma effect to Memorial Resource's asset swap with Memorial Production

Our Relationships with NGP and PennTex Development

We view our relationships with NGP and PennTex Development as significant competitive strengths. We believe these relationships will provide us with potential acquisition and organic growth opportunities, as well as access to personnel with extensive technical expertise and industry relationships.

NGP

Founded in 1988, NGP is a family of private equity investment funds, with cumulative committed capital of approximately $16.5 billion since inception, organized to make investments in the natural resources sector. NGP is part of the investment platform of NGP Energy Capital Management, LLC, a premier investment franchise in the natural resources industry. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP's business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP, and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which NGP has invested to meet their financial and strategic growth objectives. Additionally, NGP's large portfolio of oil and gas investments provides us with a source of potential development and partnership opportunities. We intend to leverage our relationship with NGP with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins in North America.

Upon the closing of this offering and the consummation of the formation transactions, affiliates of NGP will indirectly own our general partner and our incentive distribution rights, as well as an approximate 67.4% limited partner interest in us (or an approximate 63.1% limited partner interest in us if the underwriters exercise their option to purchase additional common units in full). We believe that NGP will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from NGP and its affiliates over time and the facilitation of accretive acquisitions from third parties. In addition, we believe NGP and its affiliates will be motivated to jointly pursue acquisition opportunities with us whereby we would acquire or agree to develop and manage midstream assets that may be part of an acquisition being pursued by NGP-controlled oil and gas producers. NGP does not have a legal obligation to offer to us any acquisition opportunities or jointly pursue opportunities with us, may decide not to offer us any such opportunities and is not restricted from competing with us. NGP will indirectly receive a portion of the net proceeds from this offering as a result of its ownership interests in PennTex Development and MRD WHR LA.

PennTex Development

Our parent, PennTex Development, was formed in January 2014 by NGP and members of our management team to pursue midstream growth opportunities and develop midstream energy assets. PennTex Development intends to acquire, construct and develop midstream operations for, or in partnership with, leading oil and natural gas producers, including both affiliates of NGP and unaffiliated third parties. Upon the closing of this offering and the consummation of the formation transactions, our parent will own 92.5% of our general partner, 92.5% of our incentive distribution rights, and an approximate 40.4% limited partner interest in us (or an approximate 37.8% limited partner interest if the underwriters exercise in full their option to purchase additional common units).

Following the completion of this offering, our parent will continue to own and manage midstream assets in the Permian Basin and have business relationships that we believe will provide us with significant future acquisition opportunities. Our parent owns a 98.5% membership interest in PennTex Permian, which operates a gathering and processing system in the Delaware sub-basin of the Permian Basin in Reeves County, Texas that

- *Strategic partnership with NGP and PennTex Development*.　We believe that our relationships with NGP, with its long track record of supporting and building successful oil and natural gas companies, and PennTex Development provide us with a number of benefits, including increased exposure to acquisition opportunities, access to NGP's extensive network of industry relationships and an executive team with significant industry, management and acquisition expertise. Upon the completion of this offering, affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own our general partner and our incentive distribution rights, as well as an approximate 67.4% limited partner interest in us (or an approximate 63.1% limited partner interest if the underwriters exercise in full their option to purchase additional common units). As a result, we believe that NGP and PennTex Development will be motivated to promote and support the successful execution of our business plan and to pursue projects that directly or indirectly enhance the value of our assets.

- *Experienced and incentivized management team*.　Our senior management team has significant industry experience and has built, grown and managed large, successful midstream organizations, including public and private companies. We believe our management's experience and expertise across the midstream spectrum provides us with access to strong commercial relationships throughout the energy industry. Through our management's interest in our parent, which will own 92.5% of our general partner, 92.5% of our incentive distribution rights and an approximate 40.4% limited partner interest in us (or an approximate 37.8% limited partner interest if the underwriters exercise in full their option to purchase additional common units), our management team is highly incentivized to grow our distributions and the value of our business.

- *Flexible financial position and capital structure*.　At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $275 million under our revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy. We expect to have sufficient borrowing capacity under our revolving credit facility following the closing of this offering to fund our anticipated remaining capital expenditures through the completion of our initial assets, which we expect to be approximately $178.8 million. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. We expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility.

We cannot assure you, however, that we will be able to utilize our competitive strengths to successfully execute our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Our Management

We are managed and operated by the board of directors and executive officers of PennTex Midstream GP, LLC, our general partner. PennTex Development owns 92.5% of the ownership interests in our general partner and is entitled to appoint the entire board of directors of our general partner. MRD WHR LA owns the remaining 7.5% interest in our general partner. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. All of the initial officers and a majority of the initial directors of our general partner are also officers of PennTex Development. For information about the executive officers and directors of our general partner, please read "Management."

Under the listing requirements of the NASDAQ Global Market, or NASDAQ, the board of directors of our general partner is required to have at least three independent directors meeting NASDAQ's independence standards within twelve months of the date of this prospectus. At the closing of this offering, the board of directors of our general partner will consist of six directors, including one director meeting NASDAQ's independence standards. Please read "Conflicts of Interest and Fiduciary Duties."

In order to maintain operational flexibility, certain of our operations will be conducted through, and certain of our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries will have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates. We sometimes refer to these individuals in this prospectus as our employees because they provide services directly to us.

Our Formation Transactions

At or prior to the closing of this offering, each of the following transactions will occur:

- PennTex Operating will have repaid approximately $30.0 million of outstanding borrowings under its existing credit facility with substantially all of its cash on hand, including cash received from capital contributions by its members, PennTex NLA and MRD WHR LA, subsequent to March 31, 2015;

- PennTex NLA and MRD WHR LA will contribute to us their respective interests in PennTex Operating in exchange for (i) 5,468,750 common units and 12,500,000 subordinated units, representing an approximate 44.9% limited partner interest in us, and the right to receive approximately $98.5 million in cash proceeds from this offering to PennTex NLA and (ii) 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us, and the right to receive approximately $55.1 million in cash proceeds from this offering to MRD WHR LA;

- PennTex Development will convey 7.5% of our general partner's outstanding membership interests to MRD WHR LA and, as a result, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our general partner, respectively;

- we will issue 11,250,000 common units to the public in this offering, representing an approximate 28.1% limited partner interest in us, and we will apply the net proceeds as described in "Use of Proceeds;"

- we will terminate PennTex Operating's existing credit facility;

- we will issue 92.5% and 7.5% of our incentive distribution rights to our parent and MRD WHR LA, respectively;

- PennTex NLA will distribute the 5,468,750 common units, 12,500,000 subordinated units and approximately $98.5 million in cash received from us to its sole member, PennTex Development;

- PennTex Development will deliver 1,803,942 common units to the holder of its preferred units, which will be automatically exchanged by PennTex Development into our common units upon the completion of this offering, and will use approximately $83.0 million in cash to repay outstanding borrowings under PennTex Development's existing credit facility;

- our $275 million revolving credit facility will become effective and will remain undrawn at the closing of this offering;

- we will enter into a registration rights agreement with PennTex Development and MRD WHR LA;

- we will enter into a services and secondment agreement with our general partner, PennTex Development and Penn Tex Management; and

- we will enter into an omnibus agreement with our general partner and PennTex Development.

We refer to the above transactions collectively as the "formation transactions." If the underwriters do not exercise their option to purchase additional common units, we will issue 1,054,687 common units to PennTex Development and 632,813 common units to MRD WHR LA at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to PennTex Development and MRD WHR LA in proportion to the amounts set forth in the preceding sentence at the expiration of the option period. Accordingly, the exercise of the underwriters' option to purchase additional common units will not affect the total number of units outstanding.

Organizational Structure After the Formation Transactions

After giving effect to the formation transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Public common units(1)	32.6%
Common units held by PennTex Development	9.2%
Common units held by MRD WHR LA	8.2%
Subordinated units held by PennTex Development	31.2%
Subordinated units held by MRD WHR LA	18.8%
General partner interest	*
Total	100.0%

---

* General partner interest is non-economic.

(1) Includes up to 562,500 common units that may be purchased by certain of the executive officers, directors, director nominees and employees of our general partner and certain of its affiliates under our directed unit program, as well as 1,803,942 common units delivered by PennTex Development to the holder of its preferred units.

The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.



(1) Includes 1,803,942 common units delivered by PennTex Development to the holder of its preferred units, which will be automatically exchanged by PennTex Development into our common units upon the completion of this offering.
(2) Members of PennTex Permian's management own the remaining 1.5% membership interest in this entity.

12

Emerging Growth Company Status

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an "emerging growth company," unlike other public companies, we will not be required to:

- provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

- comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

- provide certain disclosure regarding executive compensation required of larger public companies; or

- obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an "emerging growth company" upon the earliest of:

- the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

- the date on which we become a large accelerated filer;

- the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. However, this list is not exhaustive, and you should read the full discussion of these risks and the other risks described in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Risks Related to Our Business

- Because we have a limited operating history and have generated minimal revenues and operating cash flows, you may have difficulty evaluating our ability to pay cash distributions to our unitholders and our ability to successfully implement our business strategy.

- We are currently constructing a significant portion of our initial assets and, if we experience any construction delays or cost increases or are unable to complete the construction of these initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.

- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

- Because all of our initial revenue and a substantial majority of our revenue over the long term is expected to be derived from Memorial Resource's natural gas production, any development that materially and adversely affects Memorial Resource's operations, financial condition or market reputation could have a material and adverse impact on us.

- Because of the natural decline in production from existing wells, our success depends, in part, on Memorial Resource's ability to replace declining production and our ability to secure new sources of natural gas from Memorial Resource or other third parties.

Risks Inherent in an Investment in Us

- Our parent, our general partner and their respective affiliates have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards.

- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- You will experience immediate dilution in tangible net book value of $15.21 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Tax Risks

- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service, or the IRS, were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then the amount of cash available for distribution to our unitholders would be substantially reduced.

- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Partnership Information

Our principal executive offices are located at 11931 Wickchester Ln., Suite 300, Houston, Texas 77043, and our telephone number is (832) 456-4000. Our website is located at www.penntex.com. We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common units offered by us to the
    public . . . .   11,250,000 common units.

Option to purchase additional common
    units . . . .   We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,687,500 additional common units to the extent the underwriters sell more than 11,250,000 common units in this offering. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,054,687 common units to PennTex Development and 632,813 common units to MRD WHR LA at the expiration of the option for no additional consideration. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to any exercise will be sold to the public, and any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to PennTex Development and MRD WHR LA in proportion to the amounts set forth in the preceding sentence at the expiration of the option period. Accordingly, the exercise of the underwriters' option to purchase additional common units will not affect the total number of units outstanding.

Units outstanding after this offering . . . .   20,000,000 common units and 20,000,000 subordinated units, for a total of 40,000,000 limited partner units.

Use of proceeds . . . .   We expect to receive net proceeds of approximately $206.6 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses payable by us or previously incurred by our parent, and intend to use such net proceeds as follows:

    • approximately $98.5 million to PennTex NLA and approximately $55.1 million to MRD WHR LA, in each case, in part, as a reimbursement for certain capital expenditures incurred by such entity with respect to the development of our initial assets;

    • approximately $28.0 million to repay in full all outstanding borrowings under PennTex Operating's existing credit facility, which we will terminate following such repayment; and

    • $25.0 million to fund a portion of the capital expenditures incurred in connection with the construction of our initial assets.

    If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $31.6 million. All of the net proceeds from any exercise of such option will be used to make additional cash distributions to each of PennTex Development and MRD WHR LA in proportion to the respective number of common units each such unitholder would have been entitled to receive if the underwriters did not exercise such option as set forth above in "—Option to purchase additional common units."

Affiliates of certain of the underwriters are lenders under the existing credit facilities of PennTex Operating and our parent and, accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting."

Cash distributions .... Within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we expect to make a minimum quarterly distribution of $0.2750 per common unit and subordinated unit ($1.10 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash as "available cash." For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period after the completion of this offering through June 30, 2015, based on the actual length of that period. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.2750 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.2750; and

- *third*, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.3163.

If cash distributions to our unitholders exceed $0.3163 per common unit and subordinated unit in any quarter, our unitholders and the holders of our incentive distribution rights will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions	
Total Quarterly Distribution Target Amount	Unitholders	Holders of Incentive Distribution Rights
above $0.3163 up to $0.3438	85%	15%
above $0.3438 up to $0.4125	75%	25%
above $0.4125	50%	50%

We refer to the additional increasing distributions to the holders of our incentive distribution rights as "incentive distributions." Our parent and MRD WHR LA will initially own 92.5% and 7.5% of our incentive distribution rights, respectively. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights."

We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient available cash to pay the minimum quarterly distribution of $0.2750 on all of our common units and subordinated units for the twelve months ending June 30, 2016. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Because a significant portion of our initial assets will not be in service until October 2015, we may fund a portion of the distributions we expect to make to our unitholders in respect of the second and third quarters of 2015 with borrowings under our revolving credit facility. Please read "Use of Proceeds," "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution through June 30, 2016" and "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Subordinated units	PennTex Development and MRD WHR LA will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $1.10 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2018 or (2) $1.65 (150% of the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the related distribution on the incentive distribution rights, for any four-quarter period beginning with the quarter ending September 30, 2016, in each case provided there are no outstanding arrearages on our common units.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages. Please read

	"Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, PennTex Development will own an aggregate of 18.3% of our common units (or 13.1% of our common units if the underwriters exercise their option to purchase additional common units in full) and 62.5% of our subordinated units. This will give PennTex Development the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide PennTex Development the ability to prevent the removal of our general partner during the subordination period. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."
Limited call right	If at any time our general partner and its affiliates (including PennTex Development) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests and (2) the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed. Please read "Our Partnership Agreement—Limited Call Right."
Registration rights	Our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read "Our Partnership Agreement—Registration Rights." In addition, we will grant registration rights to PennTex Development, MRD WHR LA and certain of their respective transferees pursuant to the registration rights agreement we will enter

into in connection with the closing of this offering. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement."

Estimated ratio of taxable income to distributions ....

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2018, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $1.10 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.22 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.

Material federal income tax consequences ....

For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."

Directed unit program ....

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the common units being offered by this prospectus for sale to employees, executive officers and directors and director nominees of our general partner and certain of its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting."

Exchange listing ....

We have applied to list our common units on NASDAQ under the symbol "PTXP."

Summary Historical and Pro Forma Financial Data

We are a newly formed entity with no prior operating history. Accordingly, the historical financial statements reflect the historical financial data of PennTex Operating, our accounting predecessor, which was formed on March 17, 2014, as of the date and for the period indicated. The summary historical financial data as of and for the three months ended March 31, 2015 and the period from March 17, 2014 (Inception) to March 31, 2014 are derived from the unaudited financial statements of our accounting predecessor appearing elsewhere in this prospectus. The summary historical financial data as of and for the period from March 17, 2014 (Inception) to December 31, 2014 are derived from the audited financial statements of our accounting predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements of our accounting predecessor and our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table also presents the summary pro forma balance sheet data of PennTex Midstream Partners, LP as of March 31, 2015, which are derived from the unaudited pro forma balance sheet of PennTex Midstream Partners, LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of March 31, 2015. These transactions include, and the pro forma balance sheet gives effect to, the following:

- the repayment by PennTex Operating of approximately $30.0 million of outstanding borrowings under its existing credit facility with substantially all of its cash on hand, including cash received from capital contributions by its members, PennTex NLA and MRD WHR LA;

- the contribution by PennTex NLA and MRD WHR LA to us of their respective interests in PennTex Operating, in exchange for (i) 5,468,750 common units and 12,500,000 subordinated units, representing an approximate 44.9% limited partner interest in us, and approximately $98.5 million in cash to PennTex NLA and (ii) 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us, and approximately $55.1 million in cash to MRD WHR LA;

- the conveyance by PennTex Development of 7.5% of our general partner's outstanding membership interests to MRD WHR LA and, as a result, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our general partner, respectively;

- the consummation of this offering, including our issuance of 11,250,000 common units to the public and 92.5% and 7.5% of our incentive distribution rights to PenTex Development and MRD WHR LA, respectively, and the application of the net proceeds of this offering as described in "Use of Proceeds";

- the distribution by PennTex NLA of 5,468,750 common units, 12,500,000 subordinated units and approximately $98.5 million in cash to PennTex Development;

- the delivery by PennTex Development of 1,803,942 common units to the holder of its preferred units, which will be automatically exchanged by PennTex Development into our common units upon the completion of this offering; and

- the effectiveness of our $275 million revolving credit facility, which will remain undrawn at the closing of this offering.

The pro forma combined balance sheet does not give effect to the estimated $4.0 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. Additionally, it does not give effect to the administrative fee that we will pay to our parent for the provision of certain services under the services and secondment agreement that we will enter into with our general partner, PennTex Development and PennTex Management at the closing of the offering. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

	Predecessor Historical			PennTex Midstream Partners, LP Pro Forma
	As of and For the Period From March 17, 2014 (Inception) to December 31, 2014	As of and For the Period From March 17, 2014 (Inception) to March 31, 2014	As of and For the Three Months Ended March 31, 2015	As of March 31, 2015
	(audited)	(unaudited)	(unaudited)	(unaudited)
			(in thousands)	
Statement of Operations Data:				
Revenues	$ 22	$ —	$ 229	
Operating expenses:				
General and administrative expense	4,513	125	2,335	
Operating and maintenance expense	123	—	640	
Depreciation and amortization	113	—	317	
Total operating expenses	4,749	125	3,292	
Net (loss)	$ (4,727)	(125)	$ (3,063)	
Balance Sheet Data (at period end):				
Cash and cash equivalents	$ 17,471	$ —	$ 4,331	$ 25,000
Property, plant and equipment, net	163,970	9,156	228,652	228,652
Intangible assets, net	8,410	—	13,221	13,221
Total assets	191,058	9,156	248,391	272,633
Long-term debt, net	59,433	—	57,486	—
Total members'/partners' interest . .	93,487	3,111	126,760	204,888
Cash Flow Data:				
Net cash provided by (used in):				
Operating activities	$ (2,461)	$ (633)	$ (5,128)	
Investing activities	(137,341)	(2,603)	(42,348)	
Financing activities	157,273	3,236	34,336	
Capital Expenditures:				
Capital expenditures	$ 172,493	$ 9,156	$ 69,810	

- cost overruns and difficulty in obtaining sufficient debt or equity financing to pay for such additional costs;

- failure to obtain all necessary governmental and third-party permits, licenses and approvals for the construction and operation of our initial assets;

- weather conditions, such as hurricanes, and other catastrophes, such as explosions, fires, floods and accidents;

- difficulties in attracting a sufficient skilled and unskilled workforce, increases in the level of labor costs and the existence of any labor disputes; and

- local and general economic and infrastructure conditions.

Further, if the Mt. Olive Plant is not operational by July 1, 2016, the daily minimum volume commitments under our gathering and processing agreements with Memorial Resource will not increase and will remain 115,000 MMBtu/d through the fifteenth anniversary of the in-service date of the Lincoln Parish Plant. For a discussion of such conditions and other information relating to our gathering and processing agreements with Memorial Resource, please read "Business—Our Relationship with Memorial Resource—Other Contractual Arrangements with Memorial Resource." Thus, if we are unable to complete or are substantially delayed in completing the construction of our initial assets, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be adversely affected.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $0.2750 per common unit and subordinated unit per quarter, or $1.10 per unit per year, we will require available cash of $11.0 million per quarter, or $44.0 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future. We may fund a portion of the quarterly distributions that we expect to make to our unitholders with respect to the second and third quarters of 2015 with borrowings under our revolving credit facility.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volume of natural gas we gather, process and transport;

- the rates we charge for our services;

- market prices of natural gas, NGLs and oil and their effect on Memorial Resource's drilling schedule and production;

- Memorial Resource's ability to fund its drilling program;

- adverse weather conditions;

- the level of our operating, maintenance and general and administrative costs;

- regional, domestic and foreign supply and perceptions of supply of natural gas;

- the level of demand and perceptions of demand in our end-user markets, and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact our ability to renew and replace our gathering, processing and transportation agreements;

- the relationship between natural gas and NGL prices and resulting effect on processing margins;

- the realized pricing impacts on revenues and expenses that are directly related to commodity prices;

agreement, any volumes of gas delivered up to the then-applicable minimum volume commitment will be considered firm reserved gas and be charged the firm fixed-commitment fee, and any volumes delivered in excess of such minimum volume commitment will be considered interruptible volumes and, prior to July 1, 2016, will be charged a higher interruptible-service fixed fee. As a result, if the natural gas we process for Memorial Resource prior to July 1, 2016 has an energy content lower than 1,150 Btu per cubic foot, we will process fewer interruptible volumes at the higher interruptible-service fixed fee and more firm volumes at the lower firm rate because a greater percentage of the operating capacity of our processing plants will be devoted to firm volumes, which could adversely affect our financial condition, results of operations and ability to make cash distributions to our unitholders. Further, lower-energy content natural gas delivered to our processing plant will generally result in lower NGL volumes available for transportation on the PennTex NGL Pipeline, which could adversely affect our financial condition, results of operations and ability to make cash distributions to our unitholders.

In addition, assuming the completion of our Mt. Olive Plant, the minimum volume commitment under our processing agreement will increase to 460,000 MMBtu/d for a 10-year period beginning on July 1, 2016. During this 10-year period, if Memorial Resource delivers natural gas with an average energy content lower than 1,150 Btu per cubic foot, our processing plants would be required to operate above their design capacity in order to process the volume of gas corresponding to Memorial Resource's minimum volume commitment under the processing agreement. Although we may be able to operate our processing plants above their design capacity, our initial assets are under development and we do not have historical operations demonstrating our ability to do so.

We will be required to make substantial capital expenditures to complete our initial assets and to expand our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

We anticipate that the remaining expansion capital expenditures required for the completion of our initial assets, including accrued payables from PennTex Development, will be approximately $178.8 million. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. We expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility. Additionally, we will need to make expansion capital expenditures in the future to increase our asset base beyond our initial assets. If we do not make sufficient or effective expansion capital expenditures, we will be unable to expand our business operations and, as a result, we will be unable to raise the level of our future cash distributions. Following the completion of this offering, neither our parent nor any of its affiliates will have an obligation to fund our capital expenditures or support our growth. To fund our expansion capital expenditures (including expenditures related to the completion of our initial assets), we will be required to use cash from our operations or incur borrowings or sell additional common units or other securities. Such uses of cash from our operations will reduce our cash available for distribution. Our ability to obtain bank financing or our ability to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by general market and economic conditions, contingencies and uncertainties that are beyond our control. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay distributions to our unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional limited partner interests may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease our ability to pay distributions at the prevailing distribution rate.

Because of the natural decline in production from existing wells, our success depends, in part, on Memorial Resource's ability to replace declining production and our ability to secure new sources of natural gas from Memorial Resource or other third parties.

The natural gas volumes that will support our assets depend on the level of Memorial Resource's production from natural gas wells located in the areas in which we operate. This production may be less than expected and will naturally decline over time. To the extent Memorial Resource reduces its activity or otherwise ceases to drill

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions,

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus—Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units owned by PennTex Development and MRD WHR LA to convert. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions from Capital Surplus";

- our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us;

- contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm's-length negotiations;

- our partnership agreement permits us to distribute up to $33.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, which may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates owe to us;

- we may not choose to retain separate counsel for ourselves or for the holders of common units;

- our general partner's affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us; and

- PennTex Development, as the holder of a majority of our incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders, which may result in lower distributions to our common unitholders in certain situations.

Please read "Conflicts of Interest and Fiduciary Duties."

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on our revolving credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates (including PennTex Development), their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

You will experience immediate dilution in tangible net book value of $15.21 per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $4.79 per unit. Based on the assumed initial public offering price of $20.00 per unit (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution of $15.21 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- each unitholder's proportionate ownership interest in us will decrease;

- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may, among other adverse effects: (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

PennTex Development, MRD WHR LA and certain of their respective transferees may sell common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

Upon the completion of this offering and the related formation transactions, PennTex Development will own 3,664,808 common units and 12,500,000 subordinated units, and MRD WHR LA will own 3,281,250 common units and 7,500,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. In addition, in connection with this offering, we will enter into a registration rights agreement pursuant to which we may be required to register under the Securities Act the sale of the common units and subordinated units held by PennTex Development, MRD WHR LA and certain of their respective transferees. The sale of these units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read "Units Eligible for Future Sale."

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including PennTex Development) own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the highest cash price paid by either our general partner or any of its affiliates for any common units purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those common units and (ii) the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering and the related formation transactions, our general partner and its affiliates (including PennTex Development) will own an aggregate of approximately 34.7% of our common units (or approximately 26.3% if the underwriters exercise in full their option to purchase additional common units) and all of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates (including PennTex Development) will own 67.4% of our common units. For additional information about the limited call right, please read "Our Partnership Agreement—Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Louisiana. You could be liable for any and all of our obligations as if you were a general partner if:

- a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or

- your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read "Our Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering and the related formation transactions, there will be only 11,250,000 publicly traded common units (excluding 1,803,942 common units delivered by PennTex Development to the holder of its preferred units). In addition, PennTex Development, an affiliate of our general partner, will own 3,664,808 common units and 12,500,000 subordinated units, representing an approximate 40.4% limited partner interest in us, and MRD WHR LA will own 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, a lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

- our quarterly distributions;

- our quarterly or annual earnings or those of other companies in our industry;

LA will, between them own 67.4% of the total interest in our capital and profits. Therefore, a transfer by PennTex Development and MRD WHR LA of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

> ***As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.***

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in Louisiana, which imposes a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

We intend to use the net proceeds of approximately $206.6 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fee and offering expenses payable by us or previously incurred by our parent, as follows:

- approximately $98.5 million to PennTex NLA and approximately $55.1 million to MRD WHR LA, in each case, in part, as a reimbursement for certain capital expenditures incurred by such entity with respect to the development of our initial assets;

- approximately $28.0 million to repay in full all outstanding borrowings under PennTex Operating's existing credit facility, which we will terminate following such repayment; and

- $25.0 million to fund a portion of the capital expenditures incurred in connection with the construction of our initial assets.

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,687,500 additional common units to the extent the underwriters sell more than 11,250,000 common units in this offering. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,054,687 common units to PennTex Development and 632,813 common units to MRD WHR LA at the expiration of the option for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $31.6 million. All of the net proceeds from any exercise of such option will be used to make additional cash distributions to each of PennTex Development and MRD WHR LA in proportion to the respective number of common units each such unitholder would have been entitled to receive if the underwriters did not exercise such option as set forth above. Any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to each of PennTex Development and MRD WHR LA in proportion to the amounts set forth above for no additional consideration. Accordingly, the exercise of the underwriters' option to purchase additional units will not affect the total number of units outstanding. Please read "Underwriting." If the underwriters exercise in full their option to purchase additional common units, the ownership interest of the public unitholders purchasing common units in this offering will increase to an approximate 32.3% limited partner interest in us.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discounts, structuring fees and offering expenses payable by us, to increase or decrease, respectively, by approximately $10.5 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $30.2 million. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $28.4 million. Any increase or decrease in the net proceeds that we receive from this offering will increase or decrease the amount of cash distributed to PennTex Development and MRD Midstream in accordance with their proportionate ownership interest in PennTex Operating prior to this offering.

PennTex Operating utilized its credit facility to develop a portion of our initial assets. As of May 1, 2015, $58.0 million of borrowings were outstanding under PennTex Operating's existing credit facility, with a weighted average interest rate of 3.42%. In addition, as of May 1, 2015, our parent had $83.0 million of outstanding borrowings under its existing credit facility, with a weighted average interest rate of 4.48%.

Affiliates of certain of the underwriters are lenders under the existing credit facilities of PennTex Operating and our parent and, accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting."

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2015:

- on an historical basis for our accounting predecessor; and

- on a pro forma basis to reflect the completion of our formation transactions, the issuance and sale of our common units in this offering and the application of the net proceeds from this offering as described under "Use of Proceeds."

This table is derived from, and should be read together with, the audited historical financial statements of PennTex Operating and our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Organizational Structure After the Formation Transactions," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This table assumes that the underwriters' option to purchase additional common units is not exercised.

	As of March 31, 2015	
	Predecessor Historical	PennTex Midstream Partners, LP Pro Forma
	(unaudited) (in thousands)	
Cash and Cash Equivalents	$ 4,331	$ 25,000
Long-term Debt:		
PennTex Operating's existing credit facility	57,486	—
Revolving credit facility(1)	—	—
Membership Interests:		
Predecessor members' equity	126,760	—
Limited Partner Units:		
Common units—public(2)	—	66,865
Common units—PennTex Development	—	18,772
Common units—MRD WHR LA	—	16,807
Subordinated units—PennTex Development	—	64,027
Subordinated units—MRD WHR LA	—	38,417
Total members'/partners' equity	126,760	204,888
Total capitalization	$184,246	$204,888

(1) Upon the completion of this offering, our revolving credit facility will become effective and will remain undrawn at the closing of this offering. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

(2) Includes 1,803,942 common units delivered by PennTex Development to the holder of its preferred units following the completion of this offering and the related formation transactions.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus), as of March 31, 2015, after giving effect to the offering of common units and the formation transactions described under "Summary—Our Formation Transactions," our pro forma net tangible book value would have been approximately $191.7 million, or $4.79 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering(1)	$ 4.84	
Increase in net tangible book value per common unit attributable to purchasers in the offering	3.79	
Decrease in net tangible book value per common unit attributable to the distributions to PennTex NLA and MRD WHR LA	(3.84)	
Less: Pro forma net tangible book value per common unit after the offering(2)		4.79
Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$15.21

---

(1) Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities, which includes cash received by PennTex Operating in respect of capital contributions by PennTex NLA and MRD WHR LA, by the aggregate number of units (8,750,000 common units and 20,000,000 subordinated units) to be issued to PennTex NLA and MRD WHR LA in exchange for the contribution to us of PennTex Operating.

(2) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (20,000,000 common units and 20,000,000 subordinated units) to be outstanding after the offering.

(3) A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $10.5 million, or approximately $0.26 per common unit, and dilution per common unit to investors in this offering by approximately $0.74 per common unit, after deducting the estimated underwriting discounts, structuring fees and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed initial offering price to $21.00 per common unit, would result in a pro forma net tangible book value of approximately $221.9 million, or $5.41 per common unit, and dilution per common unit to investors in this offering would be $15.59 per common unit. Similarly, each decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial public offering price to $19.00 per common unit, would result in an pro forma net tangible book value of approximately $163.3 million, or $4.19 per common unit, and dilution per common unit to investors in this offering would be $14.81 per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing.

(4) Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by PennTex NLA and MRD WHR LA and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus and assumes the underwriters' option to purchase additional common units is not exercised.

	Units		Total Consideration	
	Number	Percent	Amount(3)	Percent
PennTex NLA(1)(2)	17,968,750	44.9%	$ 47,219,501	21.1%
MRD WHR LA(1)(2)	10,781,250	27.0%	(48,437,202)	(21.6%)
Purchasers in the offering	11,250,000	28.1%	225,000,000	100.5%
Total	40,000,000	100.0%	$223,782,299	100.0%

(1) In connection with the formation transactions, we will issue 5,468,750 common units and 12,500,000 subordinated units to PennTex NLA and 3,281,250 common units and 7,500,000 subordinated units to MRD WHR LA. As described in "Summary—Our Formation Transactions," PennTex NLA will distribute to its sole member, PennTex Development, the 5,468,750 common units and 12,500,000 subordinated units received from us, and PennTex Development will deliver 1,803,942 common units to the holder of its preferred units, which will be automatically exchanged by PennTex Development into our common units upon the completion of this offering.

(2) The contributed assets will be recorded at historical cost. The pro forma book value of the consideration provided by PennTex NLA and MRD WHR LA as of March 31, 2015 would have been approximately $145.7 million and $6.7 million, respectively.

(3) Reflects the distribution, on a pro forma basis, of $98.5 million and $55.1 million of the net proceeds of this offering to PennTex NLA and MRD WHR LA, respectively, in part as a reimbursement for certain capital expenditures incurred with respect to the development of our initial assets.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to the audited financial statements of our accounting predecessor as of December 31, 2014 and for the period from March 17, 2014 to December 31, 2014 and the related notes thereto and to the unaudited financial statements of our accounting predecessor as of and for the three months ended March 31, 2015 and the related notes thereto. For additional information regarding our pro forma financial information, you should refer to our pro forma balance sheet as of March 31, 2015 and the related notes thereto.

General

Our Cash Distribution Policy

Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2750 per unit, or $1.10 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, other than the requirement in our partnership agreement to distribute all of our available cash each quarter, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (1) cash (including cash from changes in deferred revenue) on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (2) cash on hand resulting from (i) working capital borrowings made after the end of the quarter and (ii) certain cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us). Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from our operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

- Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility and other debt agreements we may enter into in the future. Our revolving credit facility, which becomes effective upon the closing of this offering, contains covenants requiring us and our subsidiaries to maintain certain financial ratios and contains certain restrictions on incurring indebtedness, making distributions, making investments and engaging in certain other partnership actions, including making cash distributions while a default or event of default has occurred and is continuing, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility" and "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders."

- The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended, our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. Upon the completion of this offering and the related formation transactions, PennTex Development will own an aggregate of approximately 18.3% of our common units and 62.5% of our subordinated units (assuming no exercise of the underwriters' option to purchase additional common units).

- Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating and maintenance or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our available cash is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

- Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

- If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

- To the extent that our general partner determines not to distribute the full minimum quarterly distribution on our common units with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid on the common units with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. The subordinated units will not accrue any arrearages. Any shortfall in the payment of the minimum quarterly distribution on the common units with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

- If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions From Capital Surplus." We do not anticipate that we will make any distributions from capital surplus.

Our Ability to Grow may be Dependent on Our Ability to Access External Financing Sources

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon our cash reserves and external financing sources, including borrowings under our current and future credit facilities and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. We do not have any commitment from PennTex Development or NGP to provide any capital to us following this offering. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. We anticipate that any future credit facilities and other debt agreements we may enter into in the future would restrict our ability to incur additional debt. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations and ability to make quarterly cash distributions to our unitholders." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our current and future credit facilities or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.2750 per unit for each quarter, or $1.10 per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We will adjust the amount of our first distribution for the period from the closing of this offering through June 30, 2015, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis (assuming no exercise of the underwriters' option to purchase additional common units) is summarized in the table below:

| | Number of Units | Minimum Quarterly Distributions | |
		One Quarter	Annualized
Common units held by the public(1)	13,053,942	$ 3,589,834	$14,359,336
Common units held by PennTex Development	3,664,808	1,007,822	4,031,289
Common units held by MRD WHR LA	3,281,250	902,344	3,609,375
Subordinated units held by PennTex Development	12,500,000	3,437,500	13,750,000
Subordinated units held by MRD WHR LA	7,500,000	2,062,500	8,250,000
Total		$11,000,000	$44,000,000

_____

(1) Includes 1,803,942 common units delivered by PennTex Development to the holder of its preferred units.

PennTex Development and MRD WHR LA will initially hold 92.5% and 7.5% of our incentive distribution rights, respectively. The incentive distribution rights entitle the holders to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.3163 per unit per quarter.

During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Fiduciary Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holders of a majority of our incentive distribution rights (initially PennTex Development will own 92.5% of our incentive distribution rights) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—PennTex Development's Right to Reset Incentive Distribution Levels."

In the section that follows, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.10 per unit for the twelve months ending June 30, 2016. In that section, we present a table captioned "PennTex Midstream Partners, LP Estimated Cash Available for Distribution," in which we provide our estimated forecast of our ability to generate sufficient cash available for distribution to support the payment of the minimum quarterly distribution on all units for the twelve months ending June 30, 2016. We have not included a presentation of cash available for distribution for the year ended December 31, 2014, as we have had a limited operating history and have generated minimal revenues and operating cash flows on a historical basis and expect to continue to do so until the closing of this offering.

Estimated Cash Available for Distribution through June 30, 2016

We forecast that our estimated cash available for distribution for the twelve months ending June 30, 2016, prior to borrowings to fund distributions, will be approximately $47.5 million. This amount would exceed by approximately $3.4 million the amount of available cash required to support the total annualized minimum quarterly distribution of $44.0 million on all of our common units and subordinated units for the twelve months ending June 30, 2016. We expect our cash generated from operations for the quarters ending June 30, 2015 and September 30, 2015 to be $2.5 million and $6.2 million less than the amount needed to pay the full minimum quarterly distribution on all of our common units and subordinated units, respectively. Accordingly, we intend to use borrowings under our revolving credit facility to fund a portion of the distributions to our unitholders with respect to the second and third quarters of 2015.

Our management has prepared the forecast of estimated cash available for distribution and related assumptions and considerations set forth below to substantiate our belief that we will have sufficient available cash to allow us to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending June 30, 2016. Our management developed the assumptions set forth in our forecast regarding the anticipated timing and magnitude of Memorial Resource's production available for gathering, processing and transportation on our systems. While we believe that these assumptions are reasonable, they do not reflect any determination by, or agreement of, Memorial Resource to produce rich gas in the amounts or within the time periods we have assumed in this forecast. This forecast is a forward-looking statement and should be read together with the unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we will have sufficient available cash to pay the total annualized minimum quarterly distribution on all of our outstanding common units and subordinated units for the twelve months ending June 30, 2016. However, this information is not factual and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The table below presents our projection of operating results and estimated available cash for each quarter during the twelve months ending June 30, 2016.

PennTex Midstream Partners, LP
Estimated Cash Available for Distribution

	Quarter Ending				Twelve Months Ending
	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	June 30, 2016
	(in millions, except per unit data)				
Revenues:					
Minimum volume commitment and firm capacity reservation revenues	$ 6.1	$ 15.1	$ 15.5	$ 15.5	$52.2
Revenues in excess of the minimum volume commitment and firm capacity revenues	2.8	2.8	4.5	7.1	17.1
Total Revenues(1)	$ 8.9	$ 17.8	$ 20.0	$ 22.6	$69.3
Operating Costs and Expenses:					
Costs of revenues expense	0.0	0.0	0.0	0.0	0.0
Operations and maintenance expense	1.3	2.0	2.0	2.0	7.3
Depreciation and amortization expense	1.7	3.3	3.3	3.3	11.7
General and administrative expense(2)	2.5	2.8	3.0	3.0	11.3
Taxes, other than income taxes(3)	0.1	0.1	0.2	0.2	0.5
Total operating costs and expenses	$ 5.6	$ 8.2	$ 8.5	$ 8.5	$30.8
Operating Income	$ 3.3	$ 9.7	$ 11.4	$ 14.1	$38.5
Other (Expense) Income:					
Interest (expense) income, net(4)	(1.1)	(1.5)	(1.5)	(1.5)	(5.7)
Income tax (expense)	0.0	0.0	0.0	0.0	0.0
Total other (expense) income	(1.1)	(1.5)	(1.5)	(1.5)	(5.7)
Net Income	$ 2.1	$ 8.1	$ 9.9	$ 12.6	$32.7
Add:					
Depreciation and amortization expense	1.7	3.3	3.3	3.3	11.7
Deferred revenue(5)	0.0	0.0	0.0	0.0	0.0
Interest (expense) income, net(4)	(1.1)	(1.5)	(1.5)	(1.5)	(5.7)
Non-cash income (loss) related to derivative instruments	0.0	0.0	0.0	0.0	0.0
Non-cash long-term compensation expense	1.1	1.1	1.1	1.1	4.3
Income tax expense	0.0	0.0	0.0	0.0	0.0
Adjusted EBITDA(6)	$ 6.0	$ 14.1	$ 15.8	$ 18.5	$54.5
Less:					
Cash interest expense, net of interest income	1.1	1.5	1.5	1.5	5.7
Cash tax expense	0.0	0.0	0.0	0.0	0.0
Expansion capital expenditures(7)	36.3	36.1	0.0	0.0	72.3
Maintenance capital expenditures(8)	0.1	0.3	0.4	0.4	1.3
Add:					
Borrowings to fund expansion capital expenditures(9)	36.3	36.1	0.0	0.0	72.3
Distributable Cash Flow	$ 4.8	$ 12.2	$ 13.9	$ 16.6	$47.5
Add:					
Borrowings to fund distributions(10)	6.2	0.0	0.0	0.0	6.2
Cash Available for Distribution	$ 11.0	$ 12.2	$ 13.9	$ 16.6	$53.7
Implied cash distribution at the minimum quarterly distribution rate:	$0.275	$0.275	$0.275	$0.275	$1.10
Annualized minimum quarterly distribution per unit	1.10	1.10	1.10	1.10	
Distributions to public common unitholders(11)	3.6	3.6	3.6	3.6	14.4
Distributions to PennTex Development and MRD WHR LA:(12)					
PennTex Development—common units	1.0	1.0	1.0	1.0	4.0
PennTex Development—subordinated units	3.4	3.4	3.4	3.4	13.8
MRD WHR LA—common units	0.9	0.9	0.9	0.9	3.6
MRD WHR LA—subordinated units	2.1	2.1	2.1	2.1	8.3
Distributions to LTIP participants(13)	0.0	0.0	0.0	0.1	0.1
Distributions to general partner(14)	—	—	—	—	—
Total distribution to our unitholders and general partner	$ 11.0	$ 11.0	$ 11.0	$ 11.1	$44.1
Excess of cash available for distribution, prior to borrowings to fund distributions, over total annualized minimum quarterly distribution					$ 3.4
Excess of cash available for distribution over total annualized minimum quarterly distribution					$ 9.6

(1) Total revenues assumes that the Phase I assets will be in service in May 2015 and that the Phase II assets will be in service in October 2015. Please read "—Assumptions and Considerations—Volumes and Revenues."

(2) Includes $2.25 million of reimbursable expenses to be paid to our parent and PennTex Management pursuant to the services and secondment agreement (consisting of $250,000 for the third quarter of 2015, $500,000 for the fourth quarter of 2015 and $1.5 million for the first and second quarters of 2016) and $4.0 million of additional expenditures we expect to incur as a result of being a publicly traded partnership. Includes $4.3 million of non-cash long-term compensation expense and $0.7 million of cash compensation expense.

(3) Taxes, other than income taxes includes property taxes.

(4) Interest expense includes commitment fees on, and the amortization of origination fees incurred in connection with, our revolving credit facility and the borrowings thereunder. We expect to use borrowings under our revolving credit facility to fund a portion of our expansion capital expenditures and a portion of our distributions to our unitholders relating to the second and third quarters of 2015. Interest expense related to our revolving credit facility is based on an assumed interest rate of 0.5% on undrawn portions of the facility and an assumed interest rate of 3.6% on borrowings under the facility. Please read "—Assumptions and Considerations—Financing" for more information on our assumed interest rates relating to drawn and undrawn portions of our revolving credit facility.

(5) Under our processing agreement with Memorial Resource, we will process on a firm basis all volumes delivered up to the minimum volume commitment at a firm-commitment fixed fee, while all volumes delivered above the minimum volume commitment will be processed on an interruptible basis and be charged an interruptible-service fixed fee. Further, Memorial Resource will pay us a deficiency payment based on the firm-commitment fixed fee with respect to a particular quarterly period if the cumulative minimum volume commitment as of the end of such period exceeds the sum of (i) the cumulative volumes processed under the processing agreement as of the end of such period plus (ii) volumes corresponding to deficiency payments incurred prior to such period. Deficiency payments are recorded as deferred revenue since Memorial Resource may utilize these deficiency payments as a credit for fees owed to us if it has delivered the total minimum volume commitment under the agreement within the initial 15-year term of the agreement. Please read "Business—Our Relationship with Memorial Resource—Our Contractual Arrangements with Memorial Resource—Natural Gas Processing."

(6) For additional information on how we define and utilize Adjusted EBITDA please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Will Evaluate Our Operations—Adjusted EBITDA and Distributable Cash Flow."

(7) Expansion capital expenditures are cash expenditures to construct or acquire new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing facilities, transportation pipelines and related infrastructure, in each case to the extent such capital expenditures are expected to expand our operating capacity, throughput or revenue. Please read "—Assumptions and Considerations—Capital Expenditures."

(8) Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) made to maintain, over the long term, our operating capacity, throughput or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and processing equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. The board of directors of our general partner will review our maintenance capital expenditure policies on an annual basis as the scope and nature of our business changes in the future. Please read "—Assumptions and Considerations—Capital Expenditures."

(9) We initially expect to fund expansion capital expenditures during the forecast period with $72.3 million of borrowings under our revolving credit facility.

(10) We expect to fund a portion of the distributions to our unitholders relating to the second and third quarters of 2015 with borrowings under our $275 million revolving credit facility that will become effective at the closing of this offering, and expect to repay such borrowings during the forecast period.

(11) Includes distributions paid with respect to the 1,803,942 common units delivered to the holder of PennTex Development's preferred units, which will be automatically exchanged by PennTex Development into our common units upon the closing of this offering.

(12) In connection with the contribution of PennTex Operating to us by PennTex NLA and MRD WHR LA, we will issue (i) 5,468,750 common units and 12,500,000 subordinated units, representing an approximate 44.9% limited partner interest in us, and approximately $98.5 million in cash to PennTex NLA and (ii) 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us, and approximately $55.1 million in cash to MRD WHR LA. PennTex NLA will distribute the 5,468,750 common units, 12,500,000 subordinated units and approximately $98.5 million in cash received from us to its sole member, PennTex Development, and PennTex Development will deliver 1,803,942 common units to the holder of its preferred units as described in footnote 11 above.

(13) Assumes that following the consummation of this offering, the board of directors of our general partner will grant to certain directors, executive officers and other key employees approximately 637,450 phantom units with distribution equivalent rights that will vest in three equal annual installments pursuant to our long-term incentive plan. Please read "Executive Compensation—Our Long-Term Incentive Plan."

(14) Our general partner will own a non-economic general partner interest in us.

Assumptions and Considerations

General

We believe our estimated cash available for distribution for the twelve months ending June 30, 2016, prior to borrowings to fund distributions, will be approximately $47.5 million. A portion of the PennTex Gathering Pipeline began commercial operations and generating revenue in December 2014. In estimating our cash available for distribution, we have assumed the remaining Phase I assets will commence commercial operations in May 2015 and the Phase II assets will commence commercial operations in October 2015.

Volume Sensitivity Analysis

Memorial Resource will initially be our sole processing customer and the sole shipper of rich gas, residue gas and NGLs on our pipelines. If Memorial Resource were to reduce the number of drilling rigs it deploys, the pace of its drilling and the volumes processed by the Lincoln Parish Plant and, when operational, the Mt. Olive Plant and transported through our pipelines could decline, which would reduce the amount of cash available for distribution for the twelve months ending June 30, 2016 below our forecast. If Memorial Resource delivers only the minimum volumes under our gathering and processing agreements and we transport the corresponding volumes of residue gas and NGLs under our transportation agreements, our cash and borrowings needed to fund our minimum quarterly distribution for the twelve months ending June 30, 2016 would be $8.4 million.

Commodity Price Assumptions and Sensitivity Analysis

Our contracts with Memorial Resource are fee-based and therefore have limited direct commodity price exposure. In addition, the compression at our processing plants will be powered by electricity, and the majority of the cost of the electric compression will be reimbursed by Memorial Resource. However, natural gas and NGL prices will influence the returns that Memorial Resource realizes on its drilling and completion expenditures. If natural gas or NGL prices were to decline to a point that Memorial Resource would not earn a satisfactory return on its capital, it could choose to reduce the number of drilling rigs it employs in the region, which would directly impact the volumes available to us to process and transport, reducing our cash available for distribution.

Cost of Revenues Expense

We have not forecast any costs of goods sold during the twelve months ending June 30, 2016. Our customers bear 100% of any fuel (gas consumed by the processing facilities), lost and unaccounted for gas and shrinkage; however, through allocation procedures, we may incur insignificant costs associated with these items, such as costs related to imbalances with shippers and interconnecting pipelines.

Operations and Maintenance Expense

Our operations and maintenance expense includes salary and wage expense, utility costs, insurance premiums, taxes and other operating costs either incurred by us or our general partner and its affiliates on our behalf under the services and secondment agreement. We estimate that we will incur operations and maintenance expense, net of reimbursement, of approximately $7.3 million for the twelve months ending June 30, 2016. Our forecast is estimated for our existing and expected employees and third-party services for our initial assets, based on our management's extensive experience in managing similar operations. In particular, Robert O. Bond, President and Chief Operating Officer of our general partner, previously served as Senior Vice President of Pipeline Operations for Southern Union Company and as President and Chief Operating Officer of Panhandle Energy and Cross Country Energy. In addition, L. Thomas Stone, Senior Vice President, Chief Operations and Engineering Officer of our general partner, previously served as Senior Vice President and Chief Operations and Maintenance Officer for Energy Transfer Partners and as Senior Vice President and Chief Operations and Maintenance Officer of Panhandle Energy. Messrs. Bond and Stone developed significant management experience and exercised oversight with respect to asset operation and maintenance in these roles.

Depreciation and Amortization Expense

We estimate depreciation and amortization expense for the twelve months ending June 30, 2016 of approximately $11.7 million. This estimate is based on projected property, plant and equipment and intangibles balances of $168.7 million and $10.0 million, respectively, as of June 30, 2015 and projected June 30, 2016 balances of $378.5 million and $17.7 million, respectively. Estimated depreciation and amortization expense reflects management's estimates, which are based on the projected in-service dates of our initial assets, estimated depreciable asset lives of 30 years and straight line depreciation methodologies.

General and Administrative Expenses

General and administrative expenses includes approximately $11.3 million for the twelve months ending June 30, 2016, which consists of: (i) a fee of $2.25 million to be charged to us by our parent as reimbursement for certain services provided pursuant to the services and secondment agreement (consisting of $250,000 for the third quarter of 2015, $500,000 for the fourth quarter of 2015 and $1.5 million for the first and second quarters of 2016) and (ii) direct expenses incurred by our general partner on our behalf (including costs incurred as a result of becoming a publicly traded partnership), which we estimate will be $4.0 million for the twelve months ending June 30, 2016 based on an evaluation of other similar public partnerships in our industry. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions— Services and Secondment Agreement." General and administrative expenses also includes $4.3 million of non-cash long-term compensation expense and $0.7 million of cash compensation expense.

Taxes, other than income taxes

We estimate that our taxes, other than income taxes will be approximately $0.5 million for the twelve months ending June 30, 2016. This estimate is based primarily on our expectation of the property taxes that will be assessed on our initial assets, which account for statutory tax abatements that we have applied for with taxing authorities.

Capital Expenditures

Our estimated capital expenditures for the twelve months ending June 30, 2016 are based on the following assumptions:

- *Maintenance Capital Expenditures.* We estimate that our maintenance capital expenditures will be approximately $1.3 million for the twelve months ending June 30, 2016, which is expected to primarily relate to general pipeline and plant management. While we anticipate variability in levels of maintenance capital expenditure going forward due to occasional, unpredictable expenditures, we believe the forecast appropriately reflects the fact that the majority of our assets will be newly constructed. We have adopted policies and procedures related to plant and pipeline integrity and maintenance that we believe are consistent with high industry standards. We do not expect it will be necessary to incur maintenance capital expenditures to maintain throughput volumes during the twelve months ending June 30, 2016.

- *Expansion Capital Expenditures.* We have assumed expansion capital expenditures of approximately $72.3 million for the twelve months ending June 30, 2016. We anticipate that the remaining expansion capital expenditures required for the completion of our initial assets, including accrued payables from PennTex Development, will be approximately $178.8 million. Our remaining expansion capital expenditures relate primarily to our Phase II assets, including the Mt. Olive Plant, which we expect to be in service in October 2015. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. In addition, we expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility.

While we do not currently anticipate, and our forecast does not reflect, any acquisitions during the twelve months ending June 30, 2016, our management will continue to evaluate potential growth opportunities through accretive acquisition from time to time, and we may elect to pursue such acquisitions during the forecast period. However, we cannot assure you that we will be able to identify attractive acquisition opportunities or, if identified, that we will be able to negotiate acceptable purchase agreements.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending June 30, 2015, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through June 30, 2015, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents (including cash from changes in deferred revenue) on hand at the end of that quarter:

- less, the amount of cash reserves established by our general partner to:

  - provide for the proper conduct of our business (including, but not limited to, reserves for our future capital expenditures, future acquisitions and anticipated future debt service requirements);

  - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

  - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

- plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from (i) working capital borrowings made subsequent to the end of such quarter and (ii) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $0.2750 per unit, or $1.10 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to make any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility" for a discussion of the restrictions that we expect to be included in our credit facility that may restrict our ability to make distributions.

General Partner Interest and Incentive Distribution Rights

Our general partner will own a non-economic partner interest in us.

Our incentive distribution rights represent the right to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.3163 per unit per quarter. The aggregate maximum distribution of 50% does not include any distributions that holders of our incentive distribution rights may receive on common or subordinated units that they own.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

- $33.0 million (as described below); plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of any interest rate hedge contract or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract; plus

- working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

- cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance the expansion capital expenditures referred to in the prior bullet; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $33.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings, like those under our new credit facility and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities and (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements.

We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract will be amortized over the life of such interest rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below) and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. As described above, operating surplus, as defined in our partnership agreement, includes certain components, including a $33.0 million cash basket, that represent non-operating sources of cash. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between maintenance capital expenditures and expansion capital expenditures. Maintenance capital expenditures are cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) made to maintain, over the long term, our operating capacity, throughput or revenue. Maintenance capital expenditures do not include normal repairs and maintenance, which are expensed as incurred, or significant replacement capital expenditures, as described in detail in the next paragraph. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines and processing equipment, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. The board of directors of our general partner will review our maintenance capital expenditure policies on an annual basis as the scope and nature of our business changes in the future. Maintenance capital expenditures will reduce operating surplus.

Expansion capital expenditures are cash expenditures incurred to construct or acquire new midstream infrastructure and to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from the levels existing immediately prior to such expenditure. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional processing facilities, transportation pipelines and related infrastructure, in each case to the extent such capital expenditures are expected to expand our operating capacity, throughput or revenue. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that (l) begins when we enter into a binding obligation to commence construction of a capital improvement and (2) ends on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2750 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Determination of Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after September 30, 2018, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.10 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $1.10 (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after the closing of this offering through June 30, 2015, the minimum quarterly distribution will be based on the actual length of the period, and we will use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending September 30, 2016, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.65 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.65 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

The preceding discussion is based on the assumption that that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner will own a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interest in us and will be entitled to receive distributions on such interests.

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. PennTex Development and MRD WHR LA currently hold the incentive distribution rights, but may transfer these rights subject to restrictions in our partnership agreement.

The following discussion assumes that we do not issue any additional classes of equity securities.

If for any quarter:

• we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

• we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of our incentive distribution rights in the following manner:

• first, to all unitholders, pro rata, until each unitholder receives a total of $0.3163 per unit for that quarter (the "first target distribution");

• second, 85% to all unitholders, pro rata, and 15% to the holders of our incentive distribution rights, pro rata, until each unitholder receives a total of $0.3438 per unit for that quarter (the "second target distribution");

• third, 75% to all unitholders, pro rata, and 25% to the holders of our incentive distribution rights, pro rata, until each unitholder receives a total of $0.4125 per unit for that quarter (the "third target distribution"); and

• thereafter, 50% to all unitholders, pro rata, and 50% to the holders of our incentive distribution rights, pro rata.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and PennTex Development and MRD WHR LA, as the initial holders of our incentive distribution rights, based on the specified target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our unitholders and PennTex Development and MRD WHR LA in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution per Unit Target Amount" until available cash we distribute reaches the next target distribution level, if any. The percentage interests shown for our unitholders and PennTex Development and MRD WHR LA for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume that there are no arrearages on common units.

		Marginal Percentage Interest in Distributions	
	Total Quarterly Distribution per Unit Target Amount	Unitholders	Incentive Distribution Rights(1)
Minimum Quarterly Distribution	$0.2750	100%	0%
First Target Distribution	above $0.2750 up to $0.3163	100%	0%
Second Target Distribution	above $0.3163 up to $0.3438	85%	15%
Third Target Distribution	above $0.3438 up to $0.4125	75%	25%
Thereafter	above $0.4125	50%	50%

(1) Upon the closing of this offering, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

PennTex Development's Right to Reset Incentive Distribution Levels

PennTex Development, as the holder of a majority of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to holders of our incentive distribution rights would be set. If PennTex Development transfers all or a portion of its incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that PennTex Development holds a majority of the incentive distribution rights at the time that a reset election is made. PennTex Development's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to PennTex Development are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarters. If PennTex Development and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of PennTex Development that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that PennTex Development will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that PennTex Development would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to PennTex Development.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and the holders of our incentive distribution rights (including PennTex Development and MRD WHR LA) at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering and (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.5000.

| | Quarterly Distribution per Unit Prior to Reset | Marginal Percentage Interest in Distributions | | Quarterly Distribution per Unit Following Hypothetical Reset |
		Unitholders	Incentive Distribution Rights(1)	
Minimum Quarterly Distribution	$0.2750	100%	0%	$0.5000
First Target Distribution	above $0.2750 up to $0.3163	100%	0%	above $0.5000 up to $0.5750(2)
Second Target Distribution	above $0.3163 up to $0.3438	85%	15%	above $0.5750 up to $0.6250(3)
Third Target Distribution	above $0.3438 up to $0.4125	75%	25%	above $0.6250 up to $0.7500(4)
Thereafter	above $0.4125	50%	50%	above $0.7500

(1) Upon the closing of this offering, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.
(2) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(4) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 40,000,000 common units outstanding and the average distribution to each common unit would be $0.5000 per quarter for the two consecutive non-overlapping quarters prior to the reset.

| | Quarterly Distribution per Unit Prior to Reset | Cash Distribution to Public Common Unitholders Prior to Reset | Cash Distribution to the Holders of Our Incentive Distribution Rights Prior to Reset(1) | | | Total Distributions |
			Common Units	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution ...	$0.2750	$3,589,834	$ 7,410,166	$ —	$ 7,410,166	$11,000,000
First Target Distribution	above $0.2750 up to $0.3163	$ 538,475	$ 1,111,525	$ —	$ 1,111,525	$ 1,650,000
Second Target Distribution	above $0.3163 up to $0.3438	$ 358,983	$ 741,017	$ 194,118	$ 935,134	$ 1,294,118
Third Target Distribution	above $0.3438 up to $0.4125	$ 897,459	$ 1,852,541	$ 916,667	$ 2,769,208	$ 3,666,667
Thereafter	above $0.4125	$1,142,220	$ 2,357,780	$3,500,000	$ 5,857,780	$ 7,000,000
		$6,526,971	$13,473,029	$4,610,784	$18,083,813	$24,610,784

(1) Upon the closing of this offering, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of our incentive distribution rights with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 9,221,569 additional common units outstanding and that the average quarterly distribution to each common unit would be $0.5000. The number of common units issued as a result of the reset was calculated by dividing (x) the average of the amounts received by the holders of our incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $4,610,784, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.5000.

| | Quarterly Distribution per Unit After Reset | Cash Distribution to Public Common Unitholders After Reset | Cash Distribution to the Holders of Our Incentive Distribution Rights and Affiliates After Reset(1) | | | Total Distributions |
			Common Units	Incentive Distribution Rights	Total	
Minimum Quarterly Distribution	$0.5000	$6,526,971	$18,083,813	$—	$18,083,813	$24,610,784
First Target Distribution	above $0.5000 up to $0.5750	$ —	$ —	$—	$ —	$ —
Second Target Distribution	above $0.5750 up to $0.6250	$ —	$ —	$—	$ —	$ —
Third Target Distribution	above $0.6250 up to $0.7500	$ —	$ —	$—	$ —	$ —
Thereafter	above $0.7500	$ —	$ —	$—	$ —	$ —
		$6,526,971	$18,083,813	$—	$18,083,813	$24,610,784

(1) Upon the closing of this offering, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

So long as PennTex Development holds a majority of our incentive distribution rights, PennTex Development will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus will be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

- first, to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

- second, to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

- thereafter, as if they were from operating surplus.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We are a newly formed entity with no prior operating history. Accordingly, the historical financial statements reflect the historical financial data of PennTex Operating, our accounting predecessor, which was formed on March 17, 2014, as of the date and for the period indicated. The selected historical financial data as of and for the three months ended March 31, 2015 and the period from March 17, 2014 (Inception) to March 31, 2014 are derived from the unaudited financial statements of our accounting predecessor appearing elsewhere in this prospectus. The summary historical financial data as of and for the period from March 17, 2014 (Inception) to December 31, 2014 are derived from the audited financial statements of our accounting predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements of our accounting predecessor and our unaudited pro forma balance sheet and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table also presents the selected pro forma balance sheet data of PennTex Midstream Partners, LP as of March 31, 2015, which are derived from the unaudited pro forma balance sheet of PennTex Midstream Partners, LP included elsewhere in this prospectus. The pro forma balance sheet assumes that the offering and the related formation transactions occurred as of March 31, 2015. These transactions include, and the pro forma balance sheet gives effect to, the following:

- the repayment by PennTex Operating of approximately $30.0 million of outstanding borrowings under its existing credit facility with substantially all of its cash on hand, including cash received from capital contributions by its members, PennTex NLA and MRD WHR LA;

- the contribution by PennTex NLA and MRD WHR LA to us of their respective interests in PennTex Operating, in exchange for (i) 5,468,750 common units and 12,500,000 subordinated units, representing an approximate 44.9% limited partner interest in us, and approximately $98.5 million in cash to PennTex NLA and (ii) 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us, and approximately $55.1 million in cash to MRD WHR LA;

- the conveyance by PennTex Development of 7.5% of our general partner's outstanding membership interests to MRD WHR LA and, as a result, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our general partner, respectively;

- the consummation of this offering, including our issuance of 11,250,000 common units to the public and 92.5% and 7.5% of our incentive distribution rights to PennTex Development and MRD WHR LA, respectively, and the application of the net proceeds of this offering as described in "Use of Proceeds";

- the distribution by PennTex NLA of 5,468,750 common units, 12,500,000 subordinated units and approximately $98.5 million in cash to PennTex Development;

- the delivery by PennTex Development of 1,803,942 common units to the holder of its preferred units, which will be automatically exchanged by PennTex Development into our common units upon the completion of this offering; and

- the effectiveness of our $275 million revolving credit facility, which will remain undrawn at the closing of this offering.

The pro forma combined balance sheet does not give effect to the estimated $4.0 million in incremental annual general and administrative expenses that we expect to incur as a result of being a publicly traded partnership. Additionally, it does not give effect to the administrative fee that we will pay to our parent for the provision of certain services under the services and secondment agreement that we will enter into with our general partner, PennTex Development and PennTex Management at the closing of the offering. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

	Predecessor Historical			PennTex Midstream Partners, LP Pro Forma
	As of and For the Period From March 17, 2014 (Inception) to December 31, 2014	As of and For the Period From March 17, 2014 (Inception) to March 31, 2014	As of and For the Three Months Ended March 31, 2015	As of March 31, 2015
	(audited)	(unaudited)	(unaudited)	(unaudited)
			(in thousands)	
Statement of Operations Data:				
Revenues	$ 22	$ —	$ 229	
Operating Expenses:				
General and administrative expense	4,513	125	2,335	
Operations and maintenance expense	123	—	640	
Depreciation and amortization	113	—	317	
Total operating costs and expenses	4,749	125	3,292	
Net (loss)	$ (4,727)	(125)	$ (3,063)	
Balance Sheet Data (at period end):				
Cash and cash equivalents	$ 17,471	$ —	$ 4,331	$ 25,000
Property, plant and equipment, net	163,970	9,156	228,652	228,652
Intangible assets, net	8,410	—	13,221	13,221
Total assets	191,058	9,156	248,391	272,633
Long-term debt, net	59,433	—	57,486	—
Total members'/partners' equity . . .	93,487	3,111	126,760	204,888
Cash Flow Data:				
Net cash provided by (used in):				
Operating activities	$ (2,461)	$ (633)	$ (5,128)	
Investing activities	(137,341)	(2,603)	(42,348)	
Financing activities	157,273	3,236	34,336	
Capital Expenditures:				
Capital expenditures	$ 172,493	$ 9,156	$ 69,810	

allocated to our predecessor based on the nature of the expenses and our predecessor's proportionate share of employee time and capital expenditures. Following the closing of this offering, PennTex Development will charge us directly for the management and operation of our business. We estimate that our general and administrative expenses will be $11.3 million for the twelve months ending June 30, 2016, as compared to $2.3 million for the three months ended March 31, 2015. The difference in forecast general and administrative expenses is largely reflective of a full year of services versus a partial year, as well as additional general and administrative expenses of approximately $4.0 million annually as a result of being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NASDAQ; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses and director compensation. These additional general and administrative expenses are not reflected in our historical financial statements.

- *Financing.* As of March 31, 2015, we had four months of operations of our gathering line and all financing related to our assets was through members' capital contributions and borrowings under PennTex Operating's $60 million revolving credit facility. In connection with this offering, we will repay all outstanding borrowings under and terminate PennTex Operating's revolving credit facility. In addition, our $275 million revolving credit facility will become effective and will be available for general partnership purposes, including working capital, capital expenditures and acquisitions. After our remaining Phase I assets commence service, which we expect to occur in May 2015, we will distribute to our unitholders most of the cash generated by our operations. As a result, we expect to fund expansion capital expenditures, including our remaining expansion expenditures related to the construction of our initial assets, primarily from external sources such as issuances of equity and debt securities or borrowings under our revolving credit facility.

Results of Operations

The following provides a summary of our results of operations for our predecessor for the periods indicated:

	Predecessor Historical		
	Three Months Ended March 31, 2015	**Period from March 17, 2014 (Inception) through March 31, 2014**	**Period from March 17, 2014 (Inception) through December 31, 2014**
	(in thousands)		
Revenues	$ 229	$ —	$ 22
Cost and expenses:			
General and administrative	2,335	125	4,513
Operating and maintenance	640	—	123
Depreciation and amortization . . .	317	—	113
Total costs and expenses	3,292	125	4,749
Net (loss)	$(3,063)	$(125)	$(4,727)

We are a development stage entity. Our predecessor was formed on March 17, 2014 and, accordingly, we have limited comparable history and no financial information for periods prior to March 17, 2014.

Period from March 17, 2014 (Inception) through March 31, 2014

For the period from March 17, 2014 (Inception) through March 31, 2014, we had no revenues or operational expenses. During this period, we incurred general and administrative expenses of $125,000 all of which were paid on our behalf by PennTex Development. We had capital expenditures during the period from March 17, 2014 (Inception) through March 31, 2014 of $6.1 million, of which $2.6 million was paid by PennTex Development on our behalf and the remainder is included in accounts payable. Prior to our inception, PennTex Development incurred $3.1 million of capital expenditures that were subsequently contributed to us and included in total capital expenditures.

assets, with borrowings under our revolving credit facility, which will be undrawn at the completion of this offering, cash flows from operations and proceeds of future issuance of additional units and debt securities. After the respective in-service dates of our remaining initial assets, we expect our anticipated cash flows from operations, together with available borrowings under our revolving credit facility, will be sufficient to meet our liquidity needs for the subsequent twelve-month period.

Historical Cash Flow

All of the following discussions are related to the period from March 17, 2014 (Inception) through December 31, 2014, the period from March 17, 2014 (Inception) through March 31, 2014 and the three months ended March 31, 2015. The following table and discussion presents a summary of our cash flow for the periods indicated:

	Predecessor Historical		
	Three Months Ended March 31, 2015	**Period From March 17, 2014 (Inception) through March 31, 2014**	**Period From March 17, 2014 (Inception) through December 31, 2014**
	(in millions)		
Net cash provided by (used in):			
Operating activities	$ (5.1)	$(0.6)	$ (2.5)
Investing activities	(42.3)	(2.6)	(137.3)
Financing activities	34.3	3.2	157.3

Operating Activities. Cash flows used in operating activities were $2.5 million, $0.6 million and $5.1 million for the period from March 17, 2014 (Inception) through December 31, 2014, the period from March 17, 2014 (Inception) through March 31, 2014 and for the three months ended March 31, 2015, respectively.

Net loss was $4.7 million, $0.1 million and $3.1 million for the period from March 17, 2014 (Inception) through December 31, 2014, the period from March 17, 2014 (Inception) through March 31, 2014 and for the three months ended March 31, 2015, respectively. The net loss during these periods was primarily attributable to general and administrative expenses allocated to us from PennTex Development, which is responsible for managing our predecessor's activities.

The components of working capital that had the most significant impact on operating cash flow during the period were the general and administrative expenses due to an affiliate that have not yet been paid and the prepayment of costs.

Investing Activities. Cash flows used in investing activities were $137.3 million, $2.6 million and $42.3 million for the period from March 17, 2014 (Inception) through December 31, 2014, the period from March 17, 2014 (Inception) through March 31, 2014 and for the three months ended March 31, 2015, respectively. The most significant portion of this amount for the three months ended March 31, 2015 was $39.5 million paid for the construction of our initial assets.

Financing Activities. Historically, cash flows from financing activities consisted entirely of member contributions and proceeds from PennTex Operating's existing credit facility. These amounts include both cash contributed and amounts PennTex Development expended on our behalf.

Distributions

We intend to pay quarterly distributions at an initial rate of $0.2750 per unit, which equates to an aggregate distribution of approximately $11.0 million per quarter and $44.0 million per year based on the number of common units and subordinated units anticipated to be outstanding upon completion of this offering. We do not have a legal obligation to pay distributions except as provided in our partnership agreement. Please read "Our Cash Distribution Policy and Restrictions on Distributions" and "Provisions of Our Partnership Agreement Relating to Cash Distributions."

- *PennTex NGL Pipeline*: a 40-mile NGL pipeline, consisting of 27 miles of 10" pipeline and 13 miles of 8" pipeline, with a total capacity of over 36,000 barrels per day, which will connect our processing plants to third-party pipelines and will provide a Mont Belvieu-based market for NGLs produced from our processing plants; and

- *PennTex Residue Gas Extension*: a 14-mile, 24" residue natural gas pipeline with at least 400 MMcf/d of capacity, which will provide market access for residue natural gas from the Mt. Olive Plant to the same delivery point as the PennTex Residue Gas Pipeline.

We refer to the Lincoln Parish Plant and the Mt. Olive Plant collectively as our processing plants. In addition, references to the PennTex Residue Gas Pipeline include the PennTex Residue Gas Extension following its in-service date.

We anticipate that the remaining expansion capital expenditures required for the completion of our initial assets, including accrued payables from PennTex Development, will be approximately $178.8 million. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. We expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility. Once all of our initial assets are operational, we expect to operate the Phase I assets and the Phase II assets as a single integrated system to optimize the gathering, processing and transportation services that we provide to Memorial Resource and any other customers in northern Louisiana.

Our Relationship with Memorial Resource

Memorial Resource

Memorial Resource is a NGP-affiliated company engaged in the exploitation, development and acquisition of oil and natural gas properties. A substantial majority of Memorial Resource's developed acreage is in the Terryville Complex of northern Louisiana, where Memorial Resource targets overpressured, liquids-rich natural gas opportunities in multiple zones in the Cotton Valley formation.

The Cotton Valley formation is a prolific natural gas play characterized by thick, multi-zone natural gas and oil reservoirs with well-known geologic characteristics and long-lived, predictable production profiles. The Cotton Valley formation has been undergoing rapid redevelopment by producers using advanced horizontal drilling and completion techniques that have led to the development of approximately 575 horizontal wells in the formation since 2005. The Terryville Complex in the Cotton Valley formation in particular provides multiple zones of highly productive, liquids-rich geology, which we believe offers Memorial Resource and other producers attractive economic opportunities in a variety of commodity price environments. Memorial Resource commenced a horizontal drilling program in 2011 and ultimately shifted its operational focus to full-scale horizontal redevelopment in 2013.

Memorial Resource owned approximately 81,012 gross (68,032 net) acres in the Terryville Complex as of December 31, 2014, after giving pro forma effect to Memorial Resource's asset swap with Memorial Production Partners LP completed in February 2015, and currently operates eight drilling rigs in the Terryville Complex. Memorial Resource's average net daily production in the Terryville Complex was approximately 227 MMcfe/d for the year ended December 31, 2014, of which natural gas represented approximately 77%, and approximately 256 MMcfe/d for the three months ended December 31, 2014. The Terryville Complex represented 81% of Memorial Resource's total net production for the year ended December 31, 2014 and, after giving pro forma effect to the February 2015 asset swap, contains approximately 1,367 Bcf of proved natural gas reserves as of December 31, 2014.

During 2014, Memorial Resource completed and brought online 31 horizontal wells in the Terryville Complex, bringing its total number of producing horizontal wells in this region to 52 as of December 31, 2014. Memorial Resource has announced that it will allocate between $475 million and $525 million to projects in the Terryville Complex in 2015, representing all of Memorial Resource's 2015 capital budget. This is an increase the natural resources industry. The employees of NGP are experienced energy professionals with substantial expertise in investing in the oil and natural gas business. In connection with NGP's business, these employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which NGP owns interests. We believe that our relationship with NGP, and its experience investing in oil and natural gas companies, provides us with a number of benefits, including increased exposure to acquisition opportunities and access to a significant group of transactional and financial professionals who have experience in assisting the companies in which NGP has invested to meet their financial and strategic growth objectives. Additionally, NGP's large portfolio of oil and gas investments provides us with a source of potential development and partnership opportunities. We intend to leverage our relationship with NGP with a view to becoming a leading midstream energy company serving attractive oil and natural gas basins in North America.

Upon the closing of this offering and the consummation of the formation transactions, affiliates of NGP will indirectly own our general partner and our incentive distribution rights, as well as an approximate 67.4% limited partner interest in us (or an approximate 63.1% limited partner interest in us if the underwriters exercise their option to purchase additional common units in full). We believe that NGP will be motivated to promote and support the successful execution of our business strategies, including through our potential acquisition of additional midstream assets from NGP and its affiliates over time and the facilitation of accretive acquisitions from third parties. In addition, we believe NGP and its affiliates will be motivated to jointly pursue acquisition opportunities with us whereby we would acquire or agree to develop and manage midstream assets that may be part of an acquisition being pursued by NGP-controlled oil and gas producers. NGP does not have a legal obligation to offer to us any acquisition opportunities or jointly pursue opportunities with us, may decide not to offer us any such opportunities and is not restricted from competing with us. NGP will indirectly receive a portion of the net proceeds from this offering as a result of its ownership interests in PennTex Development and MRD WHR LA.

PennTex Development

Our parent, PennTex Development, was formed in January 2014 by NGP and members of our management team to pursue midstream growth opportunities and develop midstream energy assets. PennTex Development intends to acquire, construct and develop midstream operations for, or in partnership with, leading oil and natural gas producers, including both affiliates of NGP and unaffiliated third parties. Upon the closing of this offering and the consummation of the formation transactions, our parent will own 92.5% of our general partner, 92.5% of our incentive distribution rights, and an approximate 40.4% limited partner interest in us (or an approximate 37.8% limited partner interest if the underwriters exercise in full their option to purchase additional common units).

Following the completion of this offering, our parent will continue to own and manage midstream assets in the Permian Basin and have business relationships that we believe will provide us with significant future acquisition opportunities. Our parent owns a 98.5% membership interest in PennTex Permian, which operates a gathering and processing system in the Delaware sub-basin of the Permian Basin in Reeves County, Texas that consists of a 60 MMcf/d design capacity cryogenic natural gas processing plant and approximately 70 miles of low- and intermediate-pressure gathering pipelines and associated compression assets. PennTex Permian began operations in March 2014 and has secured long-term acreage dedications from Centennial Resource Development, LLC, an affiliate of NGP, and a third-party producer covering more than 50,000 gross acres in the core of the southern Delaware Basin.

At the closing of this offering, we will enter into an omnibus agreement with our parent, pursuant to which we will have a right of first offer with respect to our parent's equity interest in PennTex Permian to the extent our parent elects to sell such equity interest. Although our parent is not obligated to sell its equity interest in PennTex Permian and offer it to us, we believe that our parent will be incentivized to grow our business as a result of its economic interest in us. However, we cannot predict when or if our parent will sell the PennTex Permian equity interests subject to our right of first offer and whether we will elect to exercise such right upon any sale by our parent.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Our relationship with Memorial Resource*. We believe Memorial Resource's substantial acreage position and reported drilling locations in northern Louisiana will support significant long-term demand for our midstream services in a variety of commodity price environments and will result in Memorial Resource delivering natural gas to us in excess of the minimum volume commitments under our commercial agreements. Further, we believe that the AMI and Exclusivity Agreement with Memorial Resource provides us with significant opportunities for growth as Memorial Resource's robust drilling program continues and its production increases.

- *Long-term, fixed fee contracts with escalating minimum volume commitments and firm capacity reservation payments support growing cash flows*. Our long-term gathering and processing agreements with Memorial Resource are supported by minimum volume commitments that initially represent 50% of the Lincoln Parish Plant's design capacity and, upon completion of the Mt. Olive Plant, will represent 75% of the combined design capacity of the Lincoln Parish Plant and the Mt. Olive Plant. The minimum volume commitments will further increase to 100% of the combined design capacity of our processing plants for the ten-year period beginning July 1, 2016. In addition, our gathering agreement with Memorial Resource is supported by minimum volume commitments and firm capacity reservation payments and our residue gas and NGL transportation agreements are supported by plant tailgate dedications for all residue gas and NGLs produced at our processing plants. We expect to generate approximately 75% of our revenues for the twelve months ending June 30, 2016 from minimum volume commitment fees and firm capacity reservation payments under these agreements. We believe that the minimum volume commitments in our processing and gathering agreements, the firm capacity reservation payments in our gathering agreement and the fee-based nature of all of our commercial agreements will enhance the stability of our cash flows.

- *Strategic partnership with NGP and PennTex Development*. We believe that our relationships with NGP, with its long track record of supporting and building successful oil and natural gas companies, and PennTex Development provide us with a number of benefits, including increased exposure to acquisition opportunities, access to NGP's extensive network of industry relationships and an executive team with significant industry, management and acquisition expertise. Upon the completion of this offering, affiliates of NGP, through interests in PennTex Development and MRD WHR LA, will own our general partner and our incentive distribution rights, as well as an approximate 67.4% limited partner interest in us (or an approximate 63.1% limited partner interest if the underwriters exercise in full their option to purchase additional common units). As a result, we believe that NGP and PennTex Development will be motivated to promote and support the successful execution of our business plan and to pursue projects that directly or indirectly enhance the value of our assets.

- *Experienced and incentivized management team*. Our senior management team has significant industry experience and has built, grown and managed large, successful midstream organizations, including public and private companies. We believe our management's experience and expertise across the midstream spectrum provides us with access to strong commercial relationships throughout the energy industry. Through our management's interest in our parent, which will own 92.5% of our general partner, 92.5% of our incentive distribution rights and an approximate 40.4% limited partner interest in us (or an approximate 37.8% limited partner interest if the underwriters exercise in full their option to purchase additional common units), our management team is highly incentivized to grow our distributions and the value of our business.

- *Flexible financial position and capital structure*. At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $275 million under our revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy. We expect to have sufficient borrowing capacity under our revolving credit facility following the closing of this offering to fund our anticipated remaining capital expenditures through the completion of our initial assets, which we expect to be approximately $178.8 million. Following the completion of this offering and on or before June 30, 2015, we expect to pay approximately $106.5 million of these capital expenditures, of which $25.0 million will be paid from the net proceeds retained from this offering and the remaining approximate $81.5 million will be paid from borrowings under our revolving credit facility. We expect to fund the remaining approximate $72.3 million of expansion capital expenditures required for the completion of our initial assets with borrowings under our revolving credit facility.

Our Assets

Lincoln Parish Plant

We are currently constructing a 200 MMcf/day design-capacity cryogenic natural gas processing plant near Arcadia, Louisiana on an expandable, 48-acre site. This plant will process natural gas delivered by Memorial Resource from its current and future acreage in northern Louisiana (other than production subject to existing third-party commitments). The Lincoln Parish Plant includes on-site NGL storage and truck loading facilities that will provide NGL takeaway capacity prior to the in-service date of the PennTex NGL Pipeline, which is expected to occur in October 2015. We expect the Lincoln Parish Plant to be in service in May 2015. Please read "—Other Contractual Arrangements with Memorial Resource—Natural Gas Processing" for information relating to the contractual arrangements with respect to the Lincoln Parish Plant.

Mt. Olive Plant

We are currently constructing a 200 MMcf/day design-capacity cryogenic natural gas processing plant near Ruston, Louisiana. This plant will process natural gas delivered by Memorial Resource from its current and future acreage in northern Louisiana (other than production subject to existing third-party commitments). The Mt. Olive Plant will also include on-site liquids handling facilities designed to extract heavier hydrocarbon liquids, or condensate, from the inlet gas stream prior to processing in the plant. Such facilities will consist of a 3,000 bbl/d slug catcher to extract condensate from the inlet gas stream, a 5,000 bbl/d stabilization unit to lower the condensate pressure to a level suitable for transportation by truck or pipeline, 20,000 bbls of condensate storage capacity and related pumps and two truck loading stations. We expect the Mt. Olive Plant to be in service in October 2015. Please read "—Other Contractual Arrangements with Memorial Resource—Natural Gas Processing" for information relating to the contractual arrangements with respect to the Mt. Olive Plant.

PennTex Gathering Pipeline

We are developing the PennTex Gathering Pipeline, a rich natural gas gathering system that consists of 3.2 miles of 24" pipeline, 1.4 miles of 20" pipeline and approximately 30 miles of 12" pipeline. The PennTex Gathering Pipeline will have available capacity of at least 400 MMcf/d to our processing plants. The pipeline also connects to a pipeline owned and operated by DCP Midstream that connects to DCP Midstream's Minden Plant, and will have available capacity of at least 50 MMcf/d to the Minden Plant.

The PennTex Gathering Pipeline began transporting Memorial Resource's rich natural gas to DCP Midstream's Minden Plant for processing under existing agreements in December 2014 and reached physical completion in April 2015. Upon the commencement of operations of the Lincoln Parish Plant, Memorial Resource will continue to transport its committed volumes to DCP Midstream's Minden Plant for processing, but all additional volumes will be transported to the Lincoln Parish Plant or, when operational, the Mt. Olive Plant for processing. In addition to transporting Memorial Resource's rich natural gas, the PennTex Gathering Pipeline will enable us to provide access for other producers across northern Louisiana to our processing plants and our NGL and residue gas pipelines. Please read "—Other Contractual Arrangements with Memorial Resource—Rich Natural Gas Gathering" for information relating to our contractual arrangements with Memorial Resource with respect to the PennTex Gathering Pipeline.

In addition, we have entered into a gas gathering agreement with an affiliate of DCP Midstream pursuant to which we have agreed to provide DCP Midstream's affiliate with transportation services on the PennTex directors or any committee thereof that may be established for such purpose or to which the board or such committee may delegate such authority, subject to applicable law. All determinations with respect to awards to be made under the LTIP will be made by the plan administrator and we will be responsible for the cost of awards granted under the LTIP. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the plan administrator or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees and any other individuals providing services to us, and to align the economic interests of such employees and individuals with the interests of our unitholders. The plan administrator may grant awards under the LTIP to reward the achievement of individual or partnership performance goals; however, no specific performance goals that might be utilized for this purpose have yet been determined. In addition, the plan administrator may grant awards under the LTIP without regard to performance factors or conditions. The LTIP will limit the number of units that may be delivered pursuant to vested awards to 3,200,000 common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are cancelled, forfeited, withheld to satisfy exercise prices or tax withholding obligations, or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

Restricted Units and Phantom Units

A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the plan administrator, cash equal to the fair market value of a common unit. The plan administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the plan administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The plan administrator may, in its discretion, base vesting on the grantee's completion of a period of service, upon the achievement of specified financial objectives or other criteria, upon a change in control (as defined in the LTIP), or as otherwise described in an award agreement.

Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

Distribution Equivalent Rights

The plan administrator, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units, or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

Unit Options and Unit Appreciation Rights

The LTIP may also permit the grant of options and appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the plan administrator may determine, consistent with the LTIP; however, a

Amendment or Termination of LTIP

The plan administrator, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

Awards to Be Granted Under the LTIP Upon Consummation of this Offering

In connection with this offering, we expect that our general partner will make grants of phantom units with distribution equivalent rights under the LTIP to certain of our general partner's executive officers and other key employees. These phantom units will vest in three equal annual installments following the consummation of this offering. The phantom units will also vest in full (i) in the event the recipient dies or becomes disabled, (ii) upon a change in control of us or our general partner that also results in the recipient's involuntary termination of service with us or our general partner, or (iii) upon a termination of the recipient's service without cause or resignation for good reason, in either case following a change in control of us or our general partner. The phantom unit awards are being made to reward recipients for their service in connection with this offering and to align the recipients' interests with those of our unitholders. The total number of phantom units to be granted in connection with this offering is expected to be approximately 637,450.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of PennTex Midstream Partners, LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;
- beneficial owners of 5% or more of our common units;
- each director, director nominee and executive officer; and
- all of our directors, director nominees and executive officers as a group.

The percentage of total units to be beneficially owned is based on the number of common units and subordinated units that will be issued and outstanding upon the consummation of this offering and the related transactions. The following table does not include any common units that directors, director nominees and executive officers of our general partner may purchase in this offering through direct sales or the directed unit program described under "Underwriting." In addition, the following table does not include phantom units that the board of directors of our general partner intends to grant to certain of our general partner's executive officers and directors in connection with the completion of this offering. These phantom units will vest in three equal annual installments beginning on the first anniversary of the completion of this offering. Please read "Executive Compensation—Our Long-Term Incentive Plan—Awards to Be Granted Under the LTIP Upon Consummation of this Offering." Unless otherwise noted, the address for each beneficial owner listed below is 11931 Wickchester Ln., Suite 300, Houston, Texas 77043.

Name of Beneficial Owner	Common Units Beneficially Owned Number	Common Units Beneficially Owned Percentage	Number of Common Units Beneficially Owned if Underwriters Option to Purchase Additional Common Units Exercised in Full	Subordinated Units Beneficially Owned Number	Subordinated Units Beneficially Owned Percentage	Percentage of Common and Subordinated Units Beneficially Owned (Assuming No Exercise of the Underwriters' Option to Purchase Additional Common Units)	Percentage of Common and Subordinated Units Beneficially Owned (Assuming Underwriters' Option to Purchase Additional Common Units Exercised in Full)
PennTex Midstream Partners, LLC(1)	3,664,808	18.3%	2,610,121	12,500,000	62.5%	40.4%	37.8%
MRD WHR LA Midstream LLC(2)	3,281,250	16.4%	2,648,437	7,500,000	37.5%	27.0%	25.4%
Louisiana Midstream, LLC (3)	1,803,942	9.0%	1,803,942	—	—	4.5%	4.5%
Thomas F. Karam	—	—	—	—	—	—	—
Robert O. Bond	—	—	—	—	—	—	—
Steven R. Jones	—	—	—	—	—	—	—
Michael J. Moran	—	—	—	—	—	—	—
L. Thomas Stone	—	—	—	—	—	—	—
Stephen M. Moore	—	—	—	—	—	—	—
Kenneth E. Hertel	—	—	—	—	—	—	—
Chris E. Staffel	—	—	—	—	—	—	—
Andrea Bernatova	—	—	—	—	—	—	—
Christopher D. Ray	—	—	—	—	—	—	—
Christopher G. Carter	—	—	—	—	—	—	—
Cameron J. Dunn	—	—	—	—	—	—	—
David W. Hayes	—	—	—	—	—	—	—
Robert W. Jordan	—	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (14 persons)	—	—	—	—	—	—	—

(1) The board of managers of PennTex Development has voting and dispositive power over the 3,664,808 common units and 12,500,000 subordinated units owned by PennTex Development. The board of managers of PennTex Development consists of Thomas F. Karam (our Chief Executive Officer and Chairman of the board of directors of our general partner), Robert O. Bond (our President and Chief Operating Officer), Steven R. Jones (our Executive Vice President and Chief Financial Officer), Christopher D. Ray (a nominee for the board of directors of our general partner), David W. Hayes (a nominee for the board of directors of our general partner), Christopher G. Carter (a nominee for the board of directors of our general partner) and Cameron J. Dunn (a nominee for the board of directors of our general partner). None of such persons individually has voting and dispositive power over these units, and each such person expressly disclaims beneficial ownership over these units, except to the extent of any pecuniary interest therein. NGP X US Holdings, L.P., or NGP X, owns a 95.1% membership interest in PennTex Development, and Messrs. Karam, Bond, Jones, Moran, Stone, McAtee and Bolling and Mmes. Staffel and Massar collectively own the remaining 4.9% membership interest in PennTex Development. As a result, NGP X and such individuals may be deemed to share voting and dispositive power over the reported units; thus, each may also be deemed to be the beneficial owner of these units. Each of NGP X, Messrs. Karam, Bond, Jones, Stone, Moran, Bolling and McAtee and Mmes. Staffel and Massar disclaims beneficial ownership of the reported units in excess of such entity or individual's respective pecuniary interest in the units.

(2) The board of managers of MRD WHR LA has voting and dispositive power over the 3,281,250 common units and 7,500,000 subordinated units owned by MRD WHR LA. The board of managers of MRD WHR LA consists of Kyle N. Roane, William J. Scarff, Andrew J. Cozby, Anthony Bahr and Jay Graham. None of such persons individually has voting and dispositive power over these units, and each such person expressly disclaims beneficial ownership over these units, except to the extent of any pecuniary interest therein.

(3) Upon the completion of this offering, the preferred units in PennTex Development owned by Louisiana Midstream, LLC will be automatically exchanged by PennTex Development for 1,803,942 common units. The number of common units to be received by Louisiana Midstream, LLC upon such exchange is based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover page of this prospectus). If we issue common units at an initial offering price of $21.00 per common unit (the highpoint of the price range set forth on the cover page of this prospectus), the number of common units Louisiana Midstream, LLC is entitled to receive will be 1,758,989 common units. If we issue common units at an initial public offering price of $19.00 per common unit (the lowpoint of the price range set forth on the cover page of this prospectus), the number of common units Louisiana Midstream, LLC is entitled to receive will be 1,857,585 common units. Louisiana Midstream, LLC, is a Delaware limited liability company that is owned by certain investment funds affiliated with OZ Management LP, a Delaware limited partnership ("OZ Management"). OZ Management's sole general partner is Och-Ziff Holding Corporation ("OZHC"), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC ("OZM"), a Delaware limited liability company. Each of OZ Management, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the common units held by Louisiana Midstream, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering and the consummation of the formation transactions, assuming that the underwriters do not exercise their option to purchase additional common units, (i) PennTex Development will own 3,664,808 common units and 12,500,000 subordinated units, representing an approximate 40.4% limited partner interest in us, and (ii) MRD WHR LA will own 3,281,250 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us. PennTex Development and MRD WHR LA will own a 92.5% and 7.5% interest in our general partner, respectively, and PennTex Development will be entitled to appoint all the directors of our general partner. Our general partner will own a non-economic general partner interest in us, and PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our incentive distribution rights, respectively.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates and MRD WHR LA

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation.

Formation Stage

Our general partner and its affiliate, PennTex Development, will receive the following prior to or in connection with this offering . . . .

- 5,468,750 common units (of which 1,803,942 common units will be delivered by PennTex Development to the holder of its preferred units);
- 12,500,000 subordinated units;
- 92.5% of our incentive distribution rights; and
- an approximately $98.5 million cash payment from the proceeds of the offering.

MRD WHR LA will receive the following prior to or in connection with this offering . . . .

- 3,281,250 common units;
- 7,500,000 subordinated units;
- 7.5% of our incentive distribution rights; and
- an approximately $55.1 million cash distribution from the proceeds of this offering.

Upon the closing of this offering and the related transactions, PennTex Development and MRD WHR LA will also indirectly own a 92.5% and 7.5% non-economic general partner interest in us, respectively, through their ownership of our general partner.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates and MRD WHR LA . . . . .

We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, PennTex Development and MRD WHR LA, as the holders of our incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliate, including PennTex Development, would receive an annual distribution of approximately $17.8 million on their units, and MRD WHR LA would receive an annual distribution of approximately $11.9 million on its units.

Payments to our general partner and its affiliates . . . .

Pursuant to the services and secondment agreement, PennTex Development will provide customary management and general administrative services to us and PennTex Management will second to our general partner certain employees who will provide us with operational and maintenance services. We will pay PennTex Development an administrative fee and our general partner will reimburse each of PennTex Development and PennTex Management at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner and its affiliates will not receive any other management fee or other compensation for its management of our partnership. Please read "—Agreements with Affiliates in Connection with the Transactions—Services and Secondment Agreement."

During the twelve-month period ending June 30, 2016, we expect that we will incur $11.3 million of general and administrative expenses. To the extent that these expenses are incurred by our general partner or its affiliates (including our parent and PennTex Management) on our behalf, we would reimburse our general partner or the applicable affiliate for such expenses under the services and secondment agreement and our partnership agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Withdrawal or removal of our general partner . . . .

If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- hastening the expiration of the subordination period.

Therefore, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make the distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Operating Surplus and Capital Surplus."

In addition, our general partner may use an amount, initially equal to $33.0 million, which would not otherwise constitute operating surplus, to pay distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Related to Cash Distributions—PennTex Development's Right to Reset Incentive Distribution Levels."

The directors and officers of PennTex Development have a fiduciary duty to make decisions in the best interests of the owners of PennTex Development, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers and directors of PennTex Development have fiduciary duties to PennTex Development that may cause them to pursue business strategies that disproportionately benefit PennTex Development or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment of the partnership agreement.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would, among other actions:

• enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

• enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, excluding common units that may be purchased by employees, executive officers, directors and director nominees of our general partner and certain of its affiliates under our directed unit program, our general partner and its affiliates will own approximately 34.7% of the outstanding common units and all of the outstanding subordinated units (or approximately 26.3% of the outstanding common and all of the outstanding subordinated units if the underwriters exercise in full their option to purchase additional common units from us).

the closing of this offering, excluding common units that may be purchased by employees, executive officers, directors and director nominees of our general partner and certain of its affiliates under our directed unit program, our general partner and its affiliates will own approximately 67.4% of our outstanding limited partner units, including all of our subordinated units (or approximately 63.1% of our outstanding limited partner units if the underwriters exercise in full their option to purchase additional common units).

In the event of the removal of our general partner under circumstance where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and all of its and its affiliates' incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, PennTex Development, MRD WHR LA and their respective affiliates may sell or transfer all or part of the membership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

At any time, any holders of our incentive distribution rights (including PennTex Development and MRD WHR LA) may sell or transfer their incentive distribution rights to an affiliate or third party without the approval of the unitholders.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and the consummation of the related formation transactions, PennTex Development will hold an aggregate of 3,664,808 common units and 12,500,000 subordinated units, and MRD WHR LA will hold an aggregate of 3,281,250 common units and 7,500,000 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering by the directors, director nominees, executive officers and employees of our general partner and certain of its affiliates pursuant to direct sales or the directed unit program, which will be subject to the lock-up restrictions described below. None of the directors or officers of our general partner own any common units prior to the closing of this offering; however, they may purchase common units through the directed unit program or otherwise. Please read "Underwriting." Additionally, any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all reasonable costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

In addition, in connection with the completion of this offering, we expect to enter into a registration rights agreement with PennTex Development and MRD WHR LA. Pursuant to the registration rights agreement, we

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

- we will be classified as a partnership for federal income tax purposes; and

- each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

- neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation;

- for each taxable year, more than 90% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be

A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2018, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

• gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

• we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Basis of Common Units

A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner to the extent of the general partner's "net value" as defined in Treasury Regulations under Section 752 of the Internal Revenue Code, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the U.S. and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately after this initial public offering, PennTex Development and MRD WHR LA will, between them, own 67.4% of the total interests in our capital and profits. Therefore, a transfer by PennTex Development and MRD WHR LA of all or a portion of their interests in us could result in a termination of us as a partnership for federal income tax purposes. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC are acting as representatives of the underwriters named below in connection with this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter's name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.	
Barclays Capital Inc.	
RBC Capital Markets, LLC	
Wells Fargo Securities, LLC	
Deutsche Bank Securities Inc.	
J.P. Morgan Securities LLC	
SunTrust Robinson Humphrey, Inc.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Total	11,250,000

We will pay an aggregate structuring fee equal to 0.50% of the gross proceeds from this offering to Citigroup Global Markets Inc. and Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership.

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters' option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $ per unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts. Sales of common units made outside the United States may be made by affiliates of the underwriters.

If the underwriters sell more common units than the total number set forth in the table above, we have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,687,500 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter's initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering. If the underwriters do not exercise their option to purchase additional common units, we will issue 1,054,687 common units to PennTex Development and 632,813 common units to MRD WHR LA at the expiration of the option for no additional consideration. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds will be approximately $31.6 million. All of the net proceeds from any exercise of such option will be used to make additional cash distributions to each of PennTex Development and MRD WHR LA in proportion to the respective number of common units each such unitholder would have been entitled to receive if the underwriters did not exercise such option as set forth above.

Any remaining common units not purchased by the underwriters pursuant to any exercise of the option will be issued to each of PennTex Development and MRD WHR LA in proportion to the amounts set forth above for no additional consideration. Accordingly, the exercise of the underwriters' option will not affect the total number of units outstanding.

We, our general partner, our officers, directors, PennTex Development, MRD WHR LA and Louisiana Midstream, LLC have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units, subject to customary exceptions. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, will be with notice.

The underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the common units being offered by this prospectus for sale to employees, executive officers, directors and director nominees of our general partner and certain of its affiliates who have expressed an interest in purchasing common units in the offering. The number of common units available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units. Except for certain of our executive officers and directors who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying units through the directed units program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any units or any securities convertible into or exchangeable for our common units with respect to units purchased in the program, subject to customary exceptions. For certain executive officers and directors purchasing units through the directed units program, the lock-up agreements contemplated in the immediately preceding paragraph will govern with respect to their purchases. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, will be with notice.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have applied to have our common units listed on NASDAQ under the symbol "PTXP."

The following tables show the underwriting discounts and commissions that are payable by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units.

	Paid by Us	
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We estimate that our portion of the total expenses of this offering will be approximately $4.3 million (excluding underwriting discounts and commissions and the structuring fee). In addition, we have agreed to reimburse the underwriters for certain of their expenses in an amount up to $20,000.

"*First Target Distribution*" means $0.3163 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.3163 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Sections 5.10, 6.6 and 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, a basis that includes (a) the weighted average number of Outstanding Units during such period plus (b) all Partnership Interests and Derivative Partnership Interests (i) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, in each case that are senior to or pari passu with the Subordinated Units, (ii) whose conversion, exercise or exchange price, if any, is less than the Current Market Price on the date of such calculation, (iii) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (iv) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided, however,* that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Partnership Interests shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided further,* that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (x) the number of Units issuable upon such conversion, exercise or exchange and (y) the number of Units that such consideration would purchase at the Current Market Price.

"*General Partner*" means PennTex Midstream GP, LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

"*General Partner Interest*" means the non-economic management interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it) and includes any and all rights, powers and benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement. The General Partner Interest does not include any rights to profits or losses or any rights to receive distributions from operations or upon the liquidation or winding-up of the Partnership.

"*Gross Liability Value*" means, with respect to any Liability of the Partnership described in Treasury Regulation Section 1.752-7(b)(3)(i), the amount of cash that a willing assignor would pay to a willing assignee to assume such Liability in an arm's-length transaction.

"*Group*" means two or more Persons that have, or with or through any of their respective Affiliates or Associates have, any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power over or disposing of any Partnership Interests.

"*Group Member*" means a member of the Partnership Group.

"*Group Member Agreement*" means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents

"*Liability*" means any liability or obligation of any nature, whether accrued, contingent or otherwise.

"*Limited Partner*" means, unless the context otherwise requires, each Initial Limited Partner, each additional Person that becomes a Limited Partner pursuant to the terms of this Agreement and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person's capacity as a limited partner of the Partnership; *provided*, *however*, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of any Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except pursuant to Section 5.10 or as may otherwise be required by law.

"*Limited Partner Interest*" means an equity interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof (but excluding Derivative Partnership Interests), and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner pursuant to the terms and provisions of this Agreement; *provided, however,* that when the term "Limited Partner" is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of any Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except pursuant to Section 5.10 or as may otherwise be required by law.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (d) of the third sentence of Section 12.1, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidator*" means one or more Persons selected pursuant to Section 12.3 to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*lower tier partnership*" has the meaning given such term in Section 6.1(d)(xiii)(D).

"*Maintenance Capital Expenditure*" means cash expenditures (including expenditures for the construction of new capital assets or the replacement or improvement of existing capital assets) by a Group Member made to maintain, over the long term, the operating capacity , throughput or revenue of the Partnership Group. For purposes of this definition, "long term" generally refers to a period of greater than twelve months. Where capital expenditures are made in part for Maintenance Capital Expenditures and in part for Expansion Capital Expenditures, the General Partner shall determine the allocation of the amounts paid for each.

"*Merger Agreement*" has the meaning given such term in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.2750 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.2750 multiplied by a fraction, the numerator of which is the number of days in such period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Sections 5.10, Section 6.6 and Section 6.9.

"*MRD WHR LA*" means MRD WHR LA Midstream LLC, a Delaware limited liability company, and any successors thereto.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Exchange Act (or any successor to such Section).

"**Operating Surplus**" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $33.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and the termination of Hedge Contracts (provided that cash receipts from the termination of a Hedge Contract prior to its scheduled settlement or termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Hedge Contract), (iii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, (iv) the amount of cash distributions from Operating Surplus paid during the Construction Period (including incremental Incentive Distributions) on Construction Equity and (v) the amount of cash distributions (including incremental Incentive Distributions) paid in respect of equity issued, other than equity issued pursuant to the Initial Public Offering, to pay interest and related fees on debt incurred, or to pay distributions on equity issued, to finance Expansion Capital Expenditures referred to in clause (iv) above, *less*

(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period, (ii) the amount of cash reserves (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures, and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional Working Capital Borrowings; *provided, however,* that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

"**Opinion of Counsel**" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner or to such other person selecting such counsel or obtaining such opinion.

"**Option Closing Date**" means the date or dates on which any Common Units are sold by the Partnership to the IPO Underwriters upon exercise of the Over-Allotment Option.

"**Organizational Limited Partner**" means PennTex Development in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

"**Outstanding**" means, with respect to Partnership Interests, all Partnership Interests that are issued by the Partnership and reflected as outstanding on the Partnership Register as of the date of determination; *provided, however,* that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Interests of any class, all Partnership Interests owned by or for the benefit of such Person or Group shall not be entitled to be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement; *provided further,* that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class directly from the General Partner or its Affiliates (other than the Partnership), (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Interests of any class then Outstanding directly or indirectly from a Person or Group described in clause (i),

"**Registration Statement**" has the meaning given such term in Section 7.12(a) of this Agreement.

"**Remaining Net Positive Adjustments**" means, as of the end of any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (i) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (ii) the sum of those Partners' Share of Additional Book Basis Derivative Items for each prior taxable period and (b) with respect to the holders of Incentive Distribution Rights, the excess of (i) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (ii) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"**Required Allocations**" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"**Reset MQD**" has the meaning given such term in Section 5.10(e).

"**Reset Notice**" has the meaning given such term in Section 5.10(b).

"**Retained Converted Subordinated Unit**" has the meaning given such term in Section 5.4(c)(ii).

"**Revaluation Event**" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"**Second Liquidation Target Amount**" has the meaning given such term in Section 6.1(c)(i)(E).

"**Second Target Distribution**" means $0.3438 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.3438 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is the total number of days in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"**Securities Act**" means the Securities Act of 1933, as amended, supplemented or restated from time to time, and any successor to such statute.

"**Selling Holder**" means a Holder who is selling Registrable Securities pursuant to the procedures in Section 7.12 of this Agreement.

"**Services and Secondment Agreement**" means that certain Services and Secondment Agreement, dated as of [●], 2015, among the Partnership, the General Partner, PennTex Development and PennTex Midstream Management Company, LLC, a Delaware limited liability company, as such agreement may be amended, supplemented or restated from time to time.

"**Share of Additional Book Basis Derivative Items**" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (a) with respect to the Unitholders holding Common Units or Subordinated Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time and (b) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such taxable period bear to the Aggregate Remaining Net Positive Adjustments as of that time.

"**Special Approval**" means approval by a majority of the members of the Conflicts Committee acting in good faith, subject to the presumption in Section 7.9(a).

"***Subordinated Unit***" means a Limited Partner Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"***Subordination Period***" means the period commencing on the Closing Date and expiring on the first to occur of the following dates:

(a) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2018, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages; or

(b) the first Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2016, in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to the four-Quarter period immediately preceding such date equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis, plus the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages.

"***Subsidiary***" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof; or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"***Surviving Business Entity***" has the meaning given such term in Section 14.2(b).

"***Target Distributions***" means, collectively, the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"***Third Target Distribution***" means $0.4125 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on June 30, 2015, it means the product of $0.4125 multiplied by a fraction, the numerator of which is equal to the number of days in such period and the denominator of which is the number of days remaining in the Quarter in which the Closing Date occurs), subject to adjustment in accordance with Sections 5.10, Section 6.6 and Section 6.9.

"***Trading Day***" means a day on which the principal National Securities Exchange on which the referenced Partnership Interests of any class are listed or admitted for trading is open for the transaction of business or, if such Partnership Interests are not listed or admitted for trading on any National Securities Exchange, a day on which banking institutions in New York City are not legally required to be closed.

"***Transaction Documents***" has the meaning given such term in Section 7.1(b).

"***transfer***" has the meaning given such term in Section 4.4(a).

"***Transfer Agent***" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the General Partner to act as registrar and transfer agent for any class of Partnership Interests in accordance with the Exchange Act and the rules of the National Securities Exchange on which such Partnership Interests are listed (if any); *provided, however,* that, if no such Person is appointed as registrar and transfer agent for any class of Partnership Interests, the General Partner shall act as registrar and transfer agent for such class of Partnership Interests.

"***Treasury Regulation***" means the United States Treasury regulations promulgated under the Code.

"***Underwritten Offering***" means (a) an offering pursuant to a Registration Statement in which Partnership Interests are sold to an underwriter on a firm commitment basis for reoffering to the public (other than the Initial Public Offering), (b) an offering of Partnership Interests pursuant to a Registration Statement that is a "bought deal" with one or more investment banks, and (c) an "at-the-market" offering pursuant to a Registration Statement in which Partnership Interests are sold to the public through one or more investment banks or managers on a best efforts basis.

"***Unit***" means a Partnership Interest that is designated by the General Partner as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

"***Unit Majority***" means (i) during the Subordination Period, a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates), voting as a separate class, and a majority of the Outstanding Subordinated Units, voting as a separate class, and (ii) after the end of the Subordination Period, a majority of the Outstanding Common Units.

"***Unitholders***" means the Record Holders of Units.

"***Unpaid MQD***" has the meaning given such term in Section 6.1(c)(i)(B).

"***Unrealized Gain***" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.4(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date).

"***Unrealized Loss***" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.4(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.4(d)).

Section 6.3 *Requirement and Characterization of Distributions; Distributions to Record Holders.*

(a) Within 45 days following the end of each Quarter commencing with the Quarter ending on June 30, 2015, an amount equal to 100% of Available Cash with respect to such Quarter shall be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. The Record Date for the first distribution of Available Cash shall not be prior to the final closing of the Over-Allotment Option. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "***Capital Surplus***." All distributions required to be made under this Agreement shall be made subject to Sections 17-607 and 17-804 of the Delaware Act and other applicable law, notwithstanding any other provision of this Agreement.

(b) Notwithstanding Section 6.3(a) (but subject to the last sentence of Section 6.3(a)), in the event of the dissolution and liquidation of the Partnership, all cash received during or after the Quarter in which the Liquidation Date occurs shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c) The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners, as determined appropriate under the circumstances by the General Partner.

(d) Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4 *Distributions of Available Cash from Operating Surplus.*

(a) *During the Subordination Period.* Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall be distributed as follows, except as otherwise required in respect of additional Partnership Interests or Derivative Partnership Interests issued pursuant to Section 5.5(b):

(i) First, to the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii) Second, to the Unitholders holding Common Units, Pro Rata, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii) Third, to the Unitholders holding Subordinated Units, Pro Rata, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv) Fourth, to all Unitholders, Pro Rata, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

PENNTEX MIDSTREAM PARTNERS, LP
UNAUDITED PRO FORMA BALANCE SHEET

Introduction

The unaudited pro forma balance sheet of PennTex Midstream Partners, LP (the "Partnership," "we," "us," or "our") as of March 31, 2015 is derived from the historical unaudited financial statements of PennTex North Louisiana, LLC ("PennTex Operating" or "Predecessor"), our predecessor for accounting purposes, set forth elsewhere in this prospectus and is qualified in its entirety by reference to such historical financial statements and related notes contained therein. These pro forma financial statements have been prepared to reflect the initial public offering (the "Offering") and related formation transactions of the Partnership.

In connection with the closing of this Offering, PennTex NLA Holdings, LLC ("PennTex NLA") and MRD WHR LA Midstream LLC ("MRD WHR LA") will contribute their respective 62.5% and 37.5% membership interest in PennTex Operating to us. This contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The unaudited pro forma balance sheet has been prepared as if the transactions to be effected at the completion of the Offering had taken place on March 31, 2015. The unaudited pro forma balance sheet has been prepared on the assumption that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma balance sheet should be read in conjunction with the notes accompanying such unaudited pro forma balance sheet and with the historical PennTex Operating consolidated financial statements and related notes set forth elsewhere in this prospectus.

The unaudited pro forma balance sheet was derived by adjusting the historical PennTex Operating consolidated balance sheet. The adjustments are based upon currently available information and certain estimates and assumptions. Actual effects of these transactions may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments are factually supportable and give appropriate effect to those assumptions and are properly applied in the unaudited pro forma balance sheet.

The unaudited pro forma balance sheet gives pro forma effect to the following:

- the repayment by PennTex Operating of approximately $30.0 million of outstanding borrowings under its existing credit facility with substantially all of its cash on hand, including cash received from capital contributions by its members, PennTex NLA and MRD WHR LA;

- the contribution by PennTex NLA and MRD WHR LA to us of their respective interests in PennTex Operating, in exchange for (i) 5,468,750 common units and 12,500,000 subordinated units, representing an approximate 44.9% limited partner interest in us, and approximately $98.5 million in cash to PennTex NLA and (ii) 3,281,500 common units and 7,500,000 subordinated units, representing an approximate 27.0% limited partner interest in us, and approximately $55.1 million in cash to MRD WHR LA;

- the conveyance by PennTex Midstream Partners, LLC ("PennTex Development" or our "parent") of 7.5% of our general partner's outstanding membership interests to MRD WHR LA and, as a result, PennTex Development and MRD WHR LA will own 92.5% and 7.5% of our general partner, respectively;

- the consummation of this offering, including our issuance of 11,250,000 common units to the public and 92.5% and 7.5% of our incentive distribution rights to PennTex Development and MRD WHR LA, respectively, and the application of the net proceeds of this offering as described in "Use of Proceeds";

- the distribution by PennTex NLA of 5,468,750 common units, 12,500,000 subordinated units and approximately $98.5 million in cash to PennTex Development;

- the delivery by PennTex Development of 1,803,942 common units to the holder of its preferred units, which will be automatically exchanged by Penntex Development into our common units upon the completion of the Offering; and

- the effectiveness of our $275 million revolving credit facility, which will remain undrawn at the closing of the Offering.

PennTex Midstream Partners, LP
Pro Forma Balance Sheet (Unaudited)
March 31, 2015
(In Thousands)

	Predecessor Historical	Offering and related formation transactions	PennTex Midstream Partners, LP Pro Forma
Assets			
Current assets:			
Cash and cash equivalents	$ 4,331	206,647(a)	25,000
		(153,647)(b)	
		(28,000)(f)	
		25,669(h)	
		(30,000)(i)	
Accounts receivable related party, net	73	—	73
Prepaid and other current assets	1,403	—	1,403
Total current assets	5,807	20,669	26,476
Property, plant and equipment, net	228,652	—	228,652
Intangible assets, net	13,221	—	13,221
Prepaid and other non-current assets	142	—	142
Debt issuance costs	569	(569)(f)	4,142
		4,142(e)	
Total non-current assets	242,584	3,573	246,157
Total assets	$248,391	$ 24,242	$272,633
Liabilities and members'/partners' equity			
Current liabilities:			
Accounts payable	$ 3,776	—	3,776
Due to affiliate, net	1,006	—	1,006
Other current liabilities	59,350	3,600(e)	62,950
Total current liabilities	64,132	3,600(e)	67,732
Long term debt, net	57,486	(28,000)(f)	—
		514(f)	—
		(30,000)(i)	
Other long term liabilities	13	—	13
Total liabilities	121,631	(53,886)	67,745
Membership interests:			
PennTex NLA membership interests	129,681	(145,724)	—
		16,043(h)	
MRD WHR LA membership interests	(2,921)	(6,705)	—
		9,626(h)	
Total membership interests	126,760	(126,760)(c)	—
Limited Partners' Units:			
Common units—public	—	57,625(d)	66,865
		9,240(g)	
Common units—PennTex Development	—	28,012(d)	18,772
		(9,240)(g)	
Common units—MRD WHR LA	—	16,807(d)	16,807
Subordinated units—PennTex Development	—	64,027(d)	64,027
Subordinated units—MRD WHR LA	—	38,417(d)	38,417
Total members'/partners' equity	$126,760	$ 78,128	$204,888
Total liabilities and members'/partners' equity	$248,391	$ 24,242	$272,633

See Notes to Unaudited Pro Forma Balance Sheet.

PENNTEX MIDSTREAM PARTNERS, L.P.

NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

1. Basis of Presentation, Transactions and this Offering

The historical financial information is derived from the unaudited historical balance sheet of the Predecessor that are included elsewhere in the prospectus. The pro forma adjustments have been prepared as if this Offering and the transactions described in this prospectus had taken place on March 31, 2015. The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments.

2. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain estimates and assumptions and therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

(a) Reflects the net proceeds of $206.6 million, which consists of $225.0 million of gross proceeds from the issuance and sale of 11,250,000 common units at an assumed initial offering price of $20.00 per unit, less underwriting discounts, structuring fee and offering expenses payable by us or previously incurred by our parent.

(b) Reflects the distribution to PennTex NLA and MRD WHR LA of approximately $98.5 million and approximately $55.1 million of the net proceeds from the Offering, respectively.

(c) Reflects the elimination of membership interests and the reclassification to PennTex Midstream Partners, LP partners capital.

(d) Reflects adjustments to the Partnership's capital, as follows (in millions):

	March 31, 2015
Reclassification of membership interest (see note (c))	$ 126.8
Proceeds from cash contributions from PennTex NLA and MRD WHR LA (see note (h))	25.7
Gross proceeds from initial public offering (see note (a))	225.0
Distribution to PennTex NLA and MRD WHR LA (see notes (b) and (g))	(153.6)
Underwriting discounts and structuring fee (see note (a))	(14.1)
Expenses and costs of initial public offering (see note (a))	(4.3)
Debt issuance costs included in use of proceeds (see note (e))	0.5
Write-off of debt discount and debt issuance (see note (f))	(1.1)

(e) Reflects the effectiveness of our $275 million revolving credit facility, which will remain undrawn at the closing of the Offering and has additional debt issuance costs of $4.1 million consisting of $3.6 million of amounts payable to the lenders under our revolving credit facility and $0.5 million of legal fees to be paid in connection with the effectiveness of our revolving credit facility.

(f) Reflects the repayment of approximately $28.0 million of outstanding borrowings under PennTex Operating's existing credit facility, the termination of the facility and write-offs of $0.6 million of debt issuance costs and $0.5 million of debt discount.

(g) Reflects the automatic exchange by PennTex Development of its preferred units for common units of the Partnership that will be distributed to PennTex Development in connection with the Offering.

(h) Reflects cash contributions by PennTex NLA and MRD WHR LA to PennTex Operating to repay outstanding borrowings under PennTex Operating's existing credit facility in anticipation of the Offering.

(i) Reflects the repayment of $30.0 million of outstanding borrowings under PennTex Operating's existing credit facility by PennTex Operating in anticipation of the Offering.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 31,571
FINRA filing fee	39,313
NASDAQ listing fee	125,000
Accountants' fees and expenses	910,000
Legal fees and expenses	1,820,000
Printing and engraving expenses	780,000
Transfer agent and registrar fees	4,000
Miscellaneous	581,919
Total	$4,291,803

ITEM 14. INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of PennTex Midstream Partners, LP and our general partner, their officers and directors, and any person who controls PennTex Midstream Partners, LP and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On August 27, 2014, in connection with our formation, we issued (i) a non-economic general partner interest to our general partner and (ii) 100% of our limited partner interests to PennTex Development in exchange for $2,000. These transactions were exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS.

(a) The following documents are filed as exhibits to this Registration Statement.